
04030368

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metcash Trading Limited

*CURRENT ADDRESS 4 Newington Road
Silverwater NSW 2128
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34788 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 5-24-04



Investor Relations: ASX & Media Releases 2004

30 Mar 04	Appendix 3Y - Change of Director's Interest Notice
30 Mar 04	Appendix 3Y - Change of Director's Interest Notice
04 Mar 04	Appendix 3B - Exercise of Employee Options
03 Feb 04	Appendix 3B - Exercise of Employee Options
29 Jan 04	Franklins Contract Announcement
25 Jan 04	Queensland motorists to get Australia's cheapest fuel 7 days a week
20 Jan 04	Appendix 3Y - hange of Director's Interest Notice
16 Jan 04	Appendix 3B - Exercise of Employee Options


Adobe
Get Acrobat Reader

Most of the news articles are in Adobe pdf format. If you do not have Adobe Reader installed you can click on the logo to download a free version.

Investo
News
ASX
ASX
ASX
ASX
Pres
Annu
AGM
Ch
CE
Q&
Inves
Sh
Fin
Mailin


RECEIVED
2004 MAY 11 A 9 32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRIN

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metcash Trading Limited
ABN	61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Rudolf Jablonski
Date of last notice	11th August 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26th March 2004
No. of securities held prior to change	1,050,000 MTTAI
Class	
Number acquired	200,000 MTT
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$88,000.00
No. of securities held after change	850,000 MTTAI 200,000 MTT
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metcash Trading Limited
ABN	61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Rudolf Jablonski
Date of last notice	30 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29th March 2004
No. of securities held prior to change	850,000 MTTAI 200,000 MTT
Class	
Number acquired	
Number disposed	200,000 MTT
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$500,000.00
No. of securities held after change	850,000 MTTAI
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Sale

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**39,400**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (13,200 shares)** **$0.431 (26,200 shares)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 39,400 Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1st March 2004**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**635,287,838**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**21,037,880**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4th March 2004.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**181,800 (MTT)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (111,600 shares)** **$0.431 (70,200 shares)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 181,800 Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**2nd February 2004**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**635,248,438**	**Ordinary (MTT)**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**21,077,280**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3RD February 2004.
(Director/~~Company Secretary~~)

Print name: .....EDWIN JANKELOWITZ..........

+ See chapter 19 for defined terms.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

29 January 2004

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Media Release

Please see attached media release regarding Franklins Contract.

Yours faithfully

John Randall
Company Secretary

MEDIA RELEASE


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

Date: 29 January 2004

Franklin's Contract

Mr Andrew Reitzer, Chief Executive Officer of Metcash Trading Limited today announced that the Company's agreement to supply Interfrank Pty Limited, owners of the Franklins grocery chain would conclude on 31 January 2005.

Mr Reitzer said "We are sorry to see the end of this relationship but it has become clear that it would not be possible for Metcash to retain the business on a profitable basis on the terms required by Interfrank. When our supply contract with the chain was first negotiated, we established terms which were based on growth. The volumes sold to the Franklins chain have not met expectations, exerting pressure on Metcash's margins in relation to this contract.

"We have been discussing with Interfrank a wide range of options and opportunities to increase Franklin's earnings but, instead they have chosen not to take up these opportunities and to obtain distribution of their products from other sources".

"It is fortunate that the decision has been made at this time as it enables us to plan our warehouse facility requirements in NSW from 2004 with greater certainty. We can also now better use our resources to help our other IGA Distribution customers, totalling more than 4,500 stores, grow their businesses".

It is estimated that the transfer of this volume will result in a reduction of annual sales worth about $600 million and reduced earnings per share of 0.25 cents for the 2005 financial year.

Mr Reitzer concluded, "We wish Interfrank well and hope that their new distribution arrangements provide the benefits they have been seeking".

-ends-

For further information

EDWIN JANKELOWITZ
Chief Finance Officer
Metcash Trading Limited
PH: (02) 9741 3060

TIM ALLERTON
Managing Director
City Public Relations
PH: (02) 9267 4511


IGA
INDEPENDENT GROCERS OF AUSTRALIA

PRESS Release

Embargoed until 6am, Sunday, January 25

QUEENSLAND MOTORISTS TO GET AUSTRALIA'S CHEAPEST FUEL SEVEN DAYS A WEEK

Queensland motorists will be the first in Australia from tomorrow (Monday, January 26, 2004) to get Australia's cheapest fuel seven days a week, when 189 IGA stores in the state extend their current 4c litre discount from Fridays to the whole week.

The move by IGA follows the outstanding success of the former Friday Fuel Promotion, launched in Queensland last September, which has seen the average weekly turnover of the stores in the state rise significantly.

General Manager of IGA Distribution Queensland, Mr Kym Coventry, said "Queenslanders were the first to embrace our one day offer and we have been driven by them to extend the discounts throughout the week in our regional and city stores.

"Our deal means that Queenslanders will be able to enjoy cheap fuel seven days a week, simply by purchasing a minimum of $30 worth of merchandise at our stores at any time", he added.

Many of IGA's shoppers have utilised the fuel discounts on a regular basis and they are expected to embrace the new discounting scheme, called "Any Day Is Fuel Day", with the same enthusiasm.

Motorists will be able to fill up at **any** petrol station of their choice and receive, within 14 days from that date, a 4c per litre discount off their grocery bill at any participating IGA stores seven days a week.

The IGA promotion is superior to others in the market, as shoppers can buy their fuel, to a maximum of 80 litres - at any major chain of petrol stations or from an independent outlet, rather than being locked into one particular brand. They then take their fuel receipt within 14 days to any participating IGA store, purchase a minimum $30 worth of groceries, and enjoy a big discount.

"The great advantage of this deal is that customers will not be forced to drive long distances to receive a discount off their fuel, they can go to the local fuel outlet, then bring in their receipt to their local participating IGA store and receive great savings seven days a week," said Mr Coventry.

The offer is very simple:

- Fill up with fuel any time at the outlet of your choice, to a maximum of 80 litres
- Bring your fuel receipt into your participating local IGA store on any day
- Spend $30 on groceries
- Collect a reimbursement of 4c per litre. At 80 litres, the discount is $3.20 on the IGA grocery bill.

Mr Andrew Reitzer, Chief Executive of Metcash Trading Ltd (which operates the IGA brand in Australia) said "IGA's universal fuel discounts have sparked the public's imagination and we are delighted with the record breaking take-up of the program by our Queensland customers".

"Queensland's IGA retailers are now offering their customers great service, prices, community support and now the country's best fuel discount program seven days a week", he concluded.

For further information:

Kym Coventry
IGA Distribution - Queensland
(0418) 837 480
Office (07) 3804 4019

Peter Dawson
IGA Queensland
(0418) 195 327
(07) 3804 4019

Tim Allerton
City Public Relations
(0412) 715 707.
(02) 9267 4511.

Terms and conditions are:

1. To receive a reimbursement at participating IGA stores off the purchase price of fuel, you must spend at least the qualifying amount of $30.00 in one transaction.
2. The reimbursement amount is 4c per litre, refunded upon your purchase to the required spend.
3. Buy fuel at any petrol outlet at any time and present your fuel receipt at the participating IGA store to receive your reimbursement upon your purchase.
4. A limit applies of one petrol receipt per customer transaction for a fuel purchase of up to 80 litres.
5. Receipts that are damaged, defaced or altered or have passed the required redemption date of within 14 days are not valid for any reimbursement of the fuel promotion.
6. Fuel receipts must clearly show all of the following information: Fuel site name and address, date of purchase and total of litres purchased.
7. IGA reserves the right to withdraw the offer from certain fuel outlets at its discretion.
8. IGA may change, suspend or terminate the conditions of its fuel promotion at any time at its discretion.
9. IGA reserves the right to exclude some non-core grocery departments from the minimum spend required amount of $30.00.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metcash Trading Limited
ABN	61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edwin Jankelowitz
Date of last notice	27th November 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19th January 2004
No. of securities held prior to change	520,000 MTT 1,050,000 MTTAI
Class	MTTAI (Options) MTT (Ordinary)
Number acquired	
Number disposed	55,000 MTT
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$151,751.48
No. of securities held after change	465,000 MTT 1,050,000 MTTAI
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Sale

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**570,200 (MTT)** **(185,350) (MTTAI)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (460,200 shares)** **$0.431 (110,000 shares)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 570,200 Employee Options** **185,350 Options cancelled (employees terminated their employment)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**12th January 2004**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**635,066,638**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**21,259,080**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16th January 2004.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.



Investor Relations: ASX Media Releases 2003

08 Dec 03	Free Bread with Fuel Deal at IGA Stores next Friday
04 Dec 03	New Issue Announcement
27 Nov 03	Appendix 3Y - Change of Director's Interest Notice
21 Nov 03	Media Release - Metcash Beats Forecasts
21 Nov 03	Appendix 4D - Half Yearly Report
21 Nov 03	IGA Friday Fuel Day Promotion - NSW
06 Nov 03	Appendix 3B - New Issue Announcement, Excercise of Options
23 Oct 03	IGA Friday Fuel Day Promotion - SA
10 Oct 03	Appendix 3B - New Issue Announcement - Excercise Employee Options
06 Oct 03	CCC Press Release
30 Sep 03	Shareholder Mail-out
29 Sep 03	IGA Friday Fuel Day Promotion - QLD
18 Aug 03	Appendix 3B - New Issue Announcement
18 Aug 03	Appendix 3B - New Issue Announcement
18 Aug 03	Appendix 3B - New Issue Announcement
18 Aug 03	Appendix 3B - New Issue Announcement
12 Aug 03	Appendix 3Y - Change of Director's Interest Notice
12 Aug 03	Appendix 3Y - Change of Director's Interest Notice
11 Aug 03	Appendix 3Y - Change of Director's Interest Notice
06 Aug 03	Annual Report Correction - P64
04 Jul 03	Appendix 3B - New Issue Announcement
16 Jun 03	Appendix 3Y - Change of Director's Interest Notice
10 Jun 03	ASX Company Announcement
22 May 03	Full Year Results
22 May 03	Appendix 4B -Half yearly/preliminary final report
16 Apr 03	CSIS being released from Escrow
10 Apr 03	Lincoln Indicators Statement
08 Apr 03	IGA Petrol Discount Negotiations
07 Apr 03	Appendix 3B - New Issue Announcement
10 Mar 03	Appendix 3B - New Issue Announcement
06 Mar 03	Appendix 3Y - Change of Director's Interest Notice
21 Feb 03	Appendix 3Y - Change of Director's Interest Notice
05 Feb 03	Appendix 3B - New Issue Announcement
28 Jan 03	Metcash Withdraws From Proposed Joint Venture In The Philippines
24 Jan 03	Appendix 3B - New Issue Announcement
20 Jan 03	Appendix 3B - New Issue Announcement

Get Acrobat Reader — Most of the news articles are in Adobe pdf format. If you do not have Adobe Reader installed you can click on the logo to download a free version.

PRIN



FRIDAY FUEL DAY PROMOTION

MEDIA RELEASE
8-Dec-2003

FREE BREAD WITH AUSTRALIA'S CHEAPEST FUEL AT IGA STORES NEXT FRIDAY

More than 750 IGA stores across NSW, ACT, South Australia, Northern Territory and Queensland on Friday (December 12 and 19) will be offering their customers free bread on top of the most innovative fuel deal ever seen in Australia.

IGA customers who gain a 4c a litre discount off the grocery bill on Friday will also get a free loaf of IGA bread (700grams Baker's Best).

The free bread offer will run over two Fridays before Christmas and will provide a boon for families in the lead-up to Christmas, when the family food budget is stretched.

Head of IGA Distribution, Mr Lou Jardin, said "Consumers' interest in shopping at IGA stores will be ignited further with our free bread offer, as it comes on top of the unique and successful fuel discount scheme we have put in place across the country over the last two months.

"Our shoppers can receive the free loaf of bread if they fill up their cars at **any** petrol station of their choice and receive, within 14 days from that date, as well as a 4c per litre discount off their grocery bill at any participating IGA store", he added.

The IGA promotion is superior to others in the market as shoppers can buy their fuel, to a maximum of 80 litres - at any major chain of petrol stations or from an independent outlet, rather than being locked into one particular brand. They then take their fuel receipt within 14 days to any participating IGA store, purchase a minimum $30 worth of groceries, and enjoy a big discount off their bill and a free loaf of bread.

For further information:

Andrew Reitzer
Metcash Trading Limited
(02) 9741 3010

Lou Jardin
IGA Distribution
(02) 9741 3000

Tim Allerton
City Public Relations
(02) 9267 4511.

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**306,000 (MTT)** **800 (MTTAI)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (265,800shares)** **$0.431 (40,200 shares)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 306,000 Employee Options** **800 Options re-instated (previously cancelled in error)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1st December 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**634,496,438**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**22,014,630**	**Options (MTTAI)**
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4th December 2003.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metcash Trading Limited
ABN	61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edwin Jankelowitz
Date of last notice	6th March 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24th November 2003
No. of securities held prior to change	320,000 MTT 1,250,000 MTTAI
Class	MTTAI (Options) MTT (Ordinary)
Number acquired	200,000 MTT
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$88,000
No. of securities held after change	520,000 MTT 1,050,000 MTTAI
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

Media Release

21 November 2003

METCASH BEATS FORECASTS FOR SALES AND PROFIT GROWTH IN FIRST HALF OF 2004

National grocery and liquor wholesale distributor and marketer, Metcash Trading Limited, announced today that the group has exceeded its forecast profit and sales growth for the 26 weeks to October 31, 2003.

Metcash's net profit after tax rose strongly by 20 per cent from $38 million to $45.8 million, with all three business pillars showing strong growth in sales.

The result, which was above the company's forecast at the end of the 2003 financial year, was struck on a 7.3 per cent surge in sales from $3.2 billion to $3.44 billion.

Chief Executive Officer of Metcash, Mr Andrew Reitzer said, "We are delighted that we have matched our sales growth forecast and surpassed our profit expectations for the period made at the end of our 2003 financial year.

"It is our expectation that our Earnings Before Interest and Tax (EBIT) growth of 20 per cent for the latest six months will be matched in the second half of the year, assuming the continuation of current levels of trading conditions and economic growth in Australia", he added.

IGA Distribution's sales grew 6.3 per cent to $1.92 billion as a result of the strong performance of IGA and the recently acquired Foodworks and AUR customer groups.

The division's Earnings Before Interest and Tax (EBIT) rose 12.3 per cent to $63.7 million, which was in line with management's strategy to double EBIT growth over the sales increases during the period.

Consumer satisfaction with the IGA banner, operated by Metcash in Australia, is also showing significant growth, heightened by the last month's national launch of the "Supa IGA" brand for the large format supermarkets.

In addition, the recent launch of "Friday Fuel Promotions" in Queensland, South Australia and the Northern Territory, have significantly lifted the profile of the IGA brands in those markets. In Queensland it is estimated that weekly sales have lifted by around 3% since the introduction of the petrol promotion.

Mr Reitzer announced the launch of the Friday Fuel Promotion in NSW today, to operate every Friday from November 28 at more than 280 IGA stores across NSW.

He said "Feedback to our fuel discount offer is extremely positive, with shoppers delighted with the universal aspect of the promotion, in which customers can choose where they buy their fuel, instead of being locked into limited offerings through other national chains".

Campbells Cash and Carry continued its exceptional growth in EBIT, which rose 68.4 per cent to $8.1 million on the back of 4.7 per cent growth in sales to $489 million. The strategy of the

division's management to change the mix of business has been very successful, with 74 per cent growth in confectionery sales and 17 per cent growth in grocery revenue during the period.

The division's higher confectionery sales arose from increased penetration into the petrol and convenience market and the benefits of strategic acquisitions of specialist confectionery distribution businesses throughout the period, including Amalgamated Confectionery in Brisbane.

Campbells' introduction of state of the art "Put To Light" technology, which significantly improves efficiency in single pick processing for the convenience store market, has now been implemented in each of the division's 4 CSD warehouses.

The group's third business pillar, Australian Liquor Marketers showed very strong growth in sales of 10.7 per cent from $934 million to $1.03 billion, while EBIT of $14 million was in line with the previous corresponding period.

The division's strategy of increasing "on premise" sales resulted in sales growth of 20% in this market segment during the period.

Metcash continues to build its cashflow, generating $87 million during the period - $15 million of which was assigned to repaying debt. At the end of October, the group's borrowings totalled $109 million - $37 million lower than October, 2002.

The group's earnings per share rose 16.1 per cent to 7.2 cents.

Directors today declared an Interim Dividend of 5.0 cents per share (4.0 cents for the same period last year), representing a payout of 70 per cent of net profit, fully franked at 30 per cent. The dividend is payable on December 15, 2003, with a record date of December 1, 2003.

For Further Information:

Andrew Reitzer
Metcash Trading Limited
(02) 9741 3060

Tim Allerton
City Public Relations
(02) 9267 4511
0412 715 707

Appendix 4D
Half yearly report

Name of entity:

METCASH TRADING LIMITED

ABN:	Half yearly (tick)	Preliminary final (tick)	Financial year ended
61 000 031 569	X		**31 OCTOBER 2003** current period 31 OCTOBER 2002 previous corresponding period

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities	up	7%	to	3,667,234
Profit (loss) from ordinary activities after tax attributable to members	up	20%	to	45,766
Profit (loss) from extraordinary items after tax attributable to members	N/A			-
Net profit (loss) for the period attributable to members	up	20%	to	45,766

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend *(Half yearly report only)*	5 c	5 c
Previous corresponding period *(Half yearly report)*	4 c	4 c
+Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	1 December 2003	

If this is a half yearly report, it is to be read in conjunction with the most recent annual financial report.

Earnings per security (EPS)

1. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

· Earnings used in Basic and Diluted earnings per share = 45,766,000
· Weighted average number of ordinary shares (used in Basic EPS) =632,175,637
· There have been no changes to ordinary shares since balance date
· Weighted average number of ordinary shares (used in diluted EPS) = 644,306,662 (632,175,637 ordinary shares + 12,131,025 potential ordinary shares).
· Weighted average number of converted, lapsed or cancelled potential ordinary shares included in the calculation of diluted EPS = 2,110,899
· There are no potential ordinary shares that are non-dilutive.
There have been no issues of potential ordinary shares after balance date.

NTA backing
(see note 7)

		Current period	Previous corresponding period
2	Net tangible asset backing per +ordinary security (cents)	30.83	25.80

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations.

3 Discontinuing Operations

Control gained over entities during the period

4.1	Name of entity (or group of entities)	Amalgamated Confectionery Wholesalers Pty Limited
4.2	Date of the gain or loss of control	1 July 2003
4.3	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired (if material)	Not material

Loss of control of entities having material effect

5.1	Name of entity (or group of entities)	N/A
5.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$ -
5.3	Date to which the profit (loss) has been calculated	
5.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$ -
5.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ -

Dividends (in the case of a trust, distributions)

6.1	Date the dividend (distribution) is payable	15 December 2003
6.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or	1 December 2003

	such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
6.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

			Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	(Half yearly and preliminary final reports)				
6.6	**Interim dividend:**	Current year	5.00 c	5.00 c	- c
6.7		Previous year	4.00 c	4.00 c	- c

Half yearly report - interim dividend (distribution) on all securities

		Current period - $A'000	Previous corresponding period - $A'000
6.10	+Ordinary securities *(each class separately)*	31,705	25,170
6.11	Preference +securities *(each class separately)*	-	-
6.12	Other equity instruments *(each class separately)*	-	-
6.13	**Total**	31,705	25,170

The +dividend or distribution plans shown below are in operation.

None

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

None

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period - $A'000	Previous corresponding period - $A'000
7.1	Profit (loss) from ordinary activities before tax	152	-
7.2	Income tax on ordinary activities	-	-
7.3	**Profit (loss) from ordinary activities after tax**	**152**	-
7.4	Extraordinary items net of tax	-	-
7.5	**Net profit (loss)**	**152**	-

7.6	Adjustments	-	-
7.7	**Share of net profit (loss) of associates and joint venture entities**	**152**	-

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

	Category of +securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
8.1	**Preference +securities** *(description)*	-	-	-	-
8.2	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
8.3	**+Ordinary securities**	**634,093,438**	**634,093,438**	-	-
8.4	Changes during current period				
	(a) Increases through issues	1,238,750	1,238,750	44	44
	(a) Increases through issues	2,105,840	2,105,840	43.1	43.1
	(b) Decreases through returns of capital, buybacks	-	-	-	-
8.5	**+Convertible debt securities** *(description and conversion factor)*	**(description and conversion factor)**	-	-	-
8.6	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through securities matured, converted	-	-	-	-
8.7	**Options** (description and conversion factor)			Exercise price	Expiry date (if any)
		3,786,520	-	44	26/03/2005
		300,000	-	54	1/11/2005
		2,289,160	-	43.1	11/08/2006
		179,000	-	43.1	25/11/2006
		3,400,000	-	165.6	14/12/2007
		40,000	-	43.1	15/12/2006
		12,227,100	-	153.8	25/01/2008
		258,500	-	214	10/07/2008
8.8	Issued during current period	258,500	-	214	10/07/2008
8.8	Issued during current period	2,800	-	44	26/03/2005
8.9	Exercised during current period	1,192,950	-	44	26/03/2005
8.9	Exercised during current period	2,105,840	-	43.1	11/08/2006
8.10	Expired during current period	1,088,950	-	various	
8.11	**Debentures** (description)	**(description)**	-		
8.12	Changes during current period				
	(a) Increases through issues	-	-		
	(b) Decreases through securities matured,	-	-		

	converted		
8.13	**Unsecured notes** *(description)*	**(description)**	-
8.14	Changes during current period		
	(a) Increases through issues	-	-
	(b) Decreases through securities matured, converted.	-	-

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on +accounts to which one of the following applies. *(Tick one)*

The +accounts have been audited.

The +accounts have been subject to review.

The +accounts are in the process of being audited or subject to review.

The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Print name: Andrew Reitzer
Director

Date: 21st November 2003

Metcash Trading Limited

ABN 61 000 031 569

Half-Year Financial Report

for the half-year ended 31 October 2003

Corporate Information

ABN 61 000 031 569

Directors
Carlos S Dos Santos (Chairman)
A E (Ted) Harris, AC (Deputy Chairman)
Andrew Reitzer (CEO)
Michael R Jablonski
Edwin M Jankelowitz
V Dudley Rubin
Peter L Barnes
Richard A Longes
Bernard J Hale
Joao Louis S Jardim (Lou Jardin)
Michael Wesslink

Registered Office
4 Newington Road
Silverwater, NSW 2128

Share Register
Registries Ltd
PO Box R67
Royal Exchange
Sydney NSW 1223
61 2 9279 0677

Auditors
Ernst & Young

Contents

Directors' Report

Your directors submit their report for the half-year ended 31 October 2003.

DIRECTORS

The names and details of the company's directors in office during the half-year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Carlos S Dos Santos (Chairman)
A E (Ted) Harris, AC (Deputy Chairman)
Andrew Reitzer (CEO)
Michael R Jablonski
Edwin M Jankelowitz
V Dudley Rubin
Peter L Barnes
Richard A Longes
Bernard J Hale
Joao Louis S Jardim (Lou Jardin)
Michael Wesslink

REVIEW AND RESULTS OF OPERATIONS

A review of the operations during the period, and the results of those operations, appears in the attached report.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors.



Andrew Reitzer
Director

Sydney, 21 November 2003

Condensed Statement of Financial Performance

HALF-YEAR ENDED 31 OCTOBER 2003	Notes	CONSOLIDATED	
		2003	2002
		$'000	$'000
Sales revenue		**3,442,772**	3,207,553
Cost of sales		**(3,365,338)**	(3,135,625)
GROSS PROFIT		**77,434**	71,928
Other revenues from ordinary activities		**224,462**	218,018
Selling, general and administration expenses	2	**(119,856)**	(124,881)
Warehouse & Distribution expenses		**(107,867)**	(102,574)
Borrowing costs expensed		**(3,907)**	(4,101)
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**70,266**	58,390
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		**(24,500)**	(20,385)
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		**45,766**	38,005
NET PROFIT		**45,766**	38,005
NET PROFIT ATTRIBUTABLE TO MEMBERS OF METCASH TRADING LIMITED		**45,766**	38,005
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		**45,766**	38,005
Basic earnings per share (cents per share)		**7.2**	6.2
Diluted earnings per share (cents per share)		**7.1**	6.1
Franked dividends per share (cents per share)		**4.0**	2.0

Condensed Statement of Financial Position

HALF-YEAR ENDED 31 OCTOBER 2003	Notes	CONSOLIDATED	
		AS AT 31 OCTOBER 2003	AS AT 30 APRIL 2003
		$'000	$'000
CURRENT ASSETS			
Cash assets		**86,637**	83,048
Receivables		**636,219**	566,266
Inventories		**374,697**	359,812
Other		**5,172**	5,624
TOTAL CURRENT ASSETS		**1,102,725**	1,014,750
NON-CURRENT ASSETS			
Receivables		**5,558**	6,355
Investments accounted for using the equity method		**704**	645
Other financial assets		**620**	183
Property, plant and equipment		**124,106**	120,914
Deferred tax assets		**6,067**	6,034
Intangible assets		**249,512**	242,550
Other		**-**	91
TOTAL NON-CURRENT ASSETS		**386,567**	376,772
TOTAL ASSETS		**1,489,292**	1,391,522
CURRENT LIABILITIES			
Payables		**878,708**	787,038
Interest-bearing liabilities		**92,057**	106,469
Current tax liabilities		**4,597**	4,845
Provisions		**32,818**	31,765
TOTAL CURRENT LIABILITIES		**1,008,180**	930,117
NON-CURRENT LIABILITIES			
Interest-bearing liabilities		**16,855**	16,487
Provisions		**19,247**	17,813
TOTAL NON-CURRENT LIABILITIES		**36,102**	34,300
TOTAL LIABILITIES		**1,044,282**	964,417
NET ASSETS		**445,010**	427,105
EQUITY			
Contributed equity		**561,006**	559,602
Reserves		**12,846**	13,073
Accumulated losses		**(128,842)**	(145,570)
TOTAL EQUITY		**445,010**	427,105

Condensed Statement of Cash Flows

HALF-YEAR ENDED 31 OCTOBER 2003	Notes	CONSOLIDATED	
		2003	2002
		$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		**3,963,049**	3,584,572
Payments to suppliers and employees		**(3,801,892)**	(3,444,506)
Dividend received		**93**	217
Interest received		**169**	278
Borrowing costs		**(3,907)**	(4,793)
Income tax paid		**(25,284)**	(8,082)
Goods and services tax paid		**(45,026)**	(39,667)
NET CASH FLOWS FROM OPERATING ACTIVITIES		**87,202**	88,019
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment		**3,127**	1,256
Purchase of property, plant and equipment		**(13,842)**	(14,935)
Payment for purchases of equity investments		**-**	(2)
Loans to other entities		**-**	(4,447)
Loans repaid by other entities		**165**	4,572
Proceeds from sale of business		**622**	1,311
Payment for purchase of business		**(27,169)**	(6,034)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**(37,097)**	(18,279)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of ordinary shares		**1,404**	41,123
Payment of share issue costs		**-**	(930)
Proceeds from borrowings - other		**45,000**	10,000
Repayments of borrowings - other		**(60,000)**	(45,000)
Payment of dividends on ordinary shares		**(29,038)**	(18,240)
Repayment of finance lease principal		**(3,655)**	(2,938)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		**(46,289)**	(15,985)
NET INCREASE IN CASH HELD		**3,816**	53,755
Add opening cash brought forward		**83,048**	83,456
Effects of exchange rate changes on cash		**(227)**	337
CLOSING CASH CARRIED FORWARD		**86,637**	137,548

Notes to the Half-Year Financial Statements

31 OCTOBER 2003

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report.

The half-year report should be read in conjunction with the Annual Financial Report of Metcash Trading Limited as at 30 April 2003. It is also recommended that the half-year report be considered together with any public announcements made by Metcash Trading Limited and its controlled entities during the half-year ended 31 October 2003 in accordance with the continuous disclosure obligations arising under the *Corporations Act 2001*.

(a) Basis of accounting

The half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half-year financial report has been prepared in accordance with the historical cost convention .

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Changes in accounting policies

[i] Employee benefits

The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. There has been no material effect of the revised policy on the statement of financial performance and thus no adjustment required to opening retained earnings.

(c) Tax Consolidation

Income tax expense and deferred tax balances presented in this financial report do not take into account the impact, if any, that may arise should the group elect to enter into a tax consolidation group.

Notes continued

31 OCTOBER 2003	Notes	CONSOLIDATED	
		2003	2002
		$'000	$'000
2. PROFIT FROM ORDINARY ACTIVITIES			
(a) Specific Items			
Profit from ordinary activities before income tax expense includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:			
(i) Expenses			
Amortisation expense		**10,075**	9,504
3. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES			
(a) Dividends paid during the half-year			
Franked dividends		**29,038**	18,240
		29,038	18,240

4. CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, there has been no material change of any contingent liabilities or contingent assets.

Notes continued

31 OCTOBER 2003

5. SEGMENT INFORMATION

Business segments	Food Distribution		Cash and Carry Distribution		Liquor Distribution		Eliminations		Consolidated	
	October 2003 $'000	October 2002 $'000	October 2003 $'000	October 2002 $'000	October 2003 $'000	October 2002 $'000	October 2003 $'000	October 2002 $'000	October 2003 $'000	October 2002 $'000
Segment Revenue										
Sales to customers outside the consolidated entity	**1,919,91:**	1,806,66:	**488,86!**	466,88(	**1,033,99(**	934,01(	-	-	**3,442,77:**	3,207,55:
Other revenues from customers outside the consolidated entity	-	-	-	-	-	-	-	-	-	-
Intersegment revenues	**196,47'**	202,04	**1!**	1(	**74,32!**	77,32(	**(270,817**	(279,382	-	-
Unallocated revenue	-	-	-	-	-	-	-	-	**224,46:**	218,01(
Total segment revenue	**2,116,390**	2,008,707	**488,884**	466,890	**1,108,315**	1,011,338	**(270,817)**	(279,382)	**3,667,234**	3,425,571
Segment result	**63,658**	56,659	**8,066**	4,791	**14,043**	13,991	-	-	**85,767**	75,441
Unallocated expenses									**(15,501)**	(17,051)
Consolidated entity profit from ordinary activities before income tax expense									**70,266**	58,390

Notes continued

31 OCTOBER 2003

	October 2003 $'000	April 2003 $'000	October 2003 $'000	April 2003 $'000	October 2003 $'000	April 2003 $'000	October 2003 $'000	April 2003 $'000
Segment Assets	506,311	482,495	155,506	130,207	440,044	392,214	1,101,861	1,004,916
Unallocated Assets							387,431	471,634
Total Assets							1,489,292	1,476,550
Segment Liabilites	419,222	428,584	58,231	53,385	281,879	366,919	759,332	848,888
Unallocated Liabilities							284,950	219,317
Total Liabilities							1,044,282	1,068,205
	October 2003 $'000	**October 2002 $'000**	**October 2003 $'000**	**October 2002 $'000**	**October 2003 $'000**	**October 2002 $'000**	**October 2003 $'000**	**October 2002 $'000**
Investment in equity method assocates included in segment assets	704	645					704	645
Acquisition of property, plant and equipment and intangible assets	350	528	869	454	1,422	548	2,641	1,530
Depreciation	2,388	2,577	1,764	2,204	651	665	4,803	5,446
Non-cash expenses other than depreciation	1,138	2,998	470	1,813	492	345	2,100	5,156

Notes continued

31 OCTOBER 2003

6. SUBSEQUENT EVENTS

There have been no significant events occurring after the balance date, which may affect either the consolidated entity's operations or results of those operations or the consolidated entity's state of affairs.

7. ACCUMULATED LOSSES

	CONSOLIDATED	
	AS AT 31 OCTOBER 2003	AS AT 30 APRIL 2003
	$'000	$'000
Reconciliation of accumulated losses		
Balance at beginning	**(145,570)**	(183,442)
Net profit attributable to members of Metcash Trading Limited	**45,766**	81,318
Total available for appropriation	**(99,804)**	(102,124)
Dividends provided for or paid	**(29,038)**	(43,446)
Balance at end	**(128,842)**	(145,570)

Directors' Declaration

In accordance with a resolution of the directors of Metcash Trading Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 October 2003 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Andrew Reitzer
Director

Sydney, 21 November 2003



The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

Independent review report to members of Metcash Trading Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metcash Trading Limited (the company) and the consolidated entity, for the period ended 31 October 2003.The consolidated entity comprises both the company and the entities it controlled during that period.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*.This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Metcash Trading Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Metcash Trading Limited and the consolidated entity at 31 October 2003 and of their performance for the period ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Gary G Daniels
Partner

Sydney
Date: 21 November 2003



FRIDAY FUEL DAY PROMOTION

MEDIA RELEASE 21/11/2003

NSW MOTORISTS TO GET AUSTRALIA'S CHEAPEST FUEL THROUGH 280 IGA STORES

More than 280 IGA stores across NSW will from next Friday, November 28, offer their customers the most innovative fuel deal ever seen in Australia.

The 4c a litre discount follows the very successful launch of the program across Queensland, South Australia and Northern Territory over the last month, which has been enthusiastically embraced by both regular and new IGA shoppers.

Motorists will be able to fill up at **any** petrol station of their choice and receive, within 14 days from that date, a 4c per litre discount off their grocery bill at any participating IGA stores across NSW.

Mr John MacLaren, NSW General Manager of IGA Distribution, said "We are delighted to be presenting our customers with an offer which has been very successfully tested in Queensland, South Australia and the Northern Territory over the last month".

Simply by spending a minimum of $30 any Friday at our independently owned IGA stores, customers can receive a discount equivalent to 4c a litre from their grocery bill.

"Smart shoppers can get their litre discount from IGA stores, but also apply for an extra fuel discount through other chains running their own discount promotions in both NSW and other states. This is great news for both grocery shoppers and motorists", he added.

The IGA promotion is superior to others in the market, as shoppers can buy their fuel, to a maximum of 80 litres - at any major chain of petrol stations or from an independent outlet, rather than being locked into one particular brand. They then take their fuel receipt within 14 days to any participating IGA store, purchase a minimum $30 worth of groceries, and enjoy a big discount off their bill.

"We expect staff in our stores to be working flat out every Friday as our customers take advantage of this great offer. The great advantage of this deal is that customers will not be forced to drive long distances to receive a discount off their fuel, they can go to the local fuel outlet, then bring in their receipt to their local participating IGA store and receive great savings," said Mr MacLaren.

The offer is very simple:

- Fill up with fuel any time at the outlet of your choice, to a maximum of 80 litres
- Bring your fuel receipt into your participating local IGA store on a Friday
- Spend $30 on groceries
- Collect a reimbursement of 4c per litre. At 80 litres, the discount is $3.20 on the IGA grocery bill.



FRIDAY FUEL DAY PROMOTION

Mr Andrew Reitzer, Chief Executive of Metcash Trading Ltd (which operates the IGA brand in Australia) said "IGA stores across Australia are proving that a simple and exciting fuel offer can spark the public's imagination. Such has been the success of this only truly universal fuel discount program in Australia that we are looking to extend it further.

"Independent IGA retailers are making significant gains on the major retail chains in Australia by offering great service, prices, community support and now the country's best fuel discount program", he concluded.

For further information:

John MacLaren
IGA Distribution
(02) 88 22 3601
Mobile (0419) 641 727

Tim Allerton
City Public Relations
(02) 9267 4511
(0412) 715 707.

Terms and conditions are:

1. To receive a reimbursement at participating IGA stores off the purchase price of fuel, you must spend at least the qualifying amount of $30.00 in one transaction on Fridays only.
2. The reimbursement amount is 4c per litre, refunded upon your purchase to the required spend.
3. Buy fuel at any petrol outlet at any time and present your fuel receipt at the participating IGA store to receive your reimbursement upon your purchase.
4. A limit applies of one petrol receipt per customer transaction for a fuel purchase of up to 80 litres.
5. This promotion is only available for purchases on Fridays at participating IGA stores.
6. Receipts that are damaged, defaced or altered or have passed the required redemption date of within 14 days are not valid for any reimbursement of the fuel promotion.
7. Fuel receipts must clearly show all of the following information: Fuel site name and address, date of purchase and total of litres purchased.
8. IGA reserves the right to withdraw the offer from certain fuel outlets at its discretion.
9. IGA may change, suspend or terminate the conditions of its fuel promotion at any time at its discretion.
10. IGA reserves the right to exclude some non-core grocery departments from the minimum spend required amount of $30.00.

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**97,000 MTT Fully Paid** **(63,450) MTTAI**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (65,200 shares)** **$0.431 (31,800 shares)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 97,000 Employee Options** **63,450 Options cancelled (employees left employment)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**3rd November 2003**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
634,190,438	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	22,319,830	Options (MTTAI)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6th November 2003.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.



FRIDAY FUEL DAY PROMOTION

MEDIA RELEASE

SOUTH AUSTRALIAN MOTORISTS TO GET AUSTRALIA'S CHEAPEST FUEL THROUGH 170 IGA SUPERMARKETS

More than 170 IGA supermarkets across South Australia, Northern Territory and Broken Hill will from Friday, October 24 offer their customers the most innovative fuel deal ever seen in Australia.

The 4c a litre discount follows the very successful launch of the program across Queensland earlier this month, which has been enthusiastically embraced by both regular and new IGA shoppers.

Motorists will be able to fill up at **any** petrol station of their choice and receive, within 14 days from that date, a 4c per litre discount off their grocery bill at any IGA store.

Mr Ian Perry, a retailer member of the IGA State Board said:"This promotion has been successfully tested in Queensland over the last month and we are confident that shoppers across South Australia, the Northern Territory and Broken Hill will take up the discounts with the same enthusiasm. Simply by spending a minimum of $30 any Friday at our independently owned IGA supermarkets, customers can receive a 4c a litre discount from their grocery bill - it is as simple as that!

"Smart shoppers can get their 4c per litre discount from IGA supermarkets, but also apply for an extra fuel discount through other chains running their own discount promotions. This is great news for both grocery shoppers and motorists", he added.

Mr Perry said, "We believe our promotion is far superior to others in the market, as shoppers can buy their fuel at any major chain of petrol stations or from an independent outlet, rather than being locked into one particular brand. They then take their fuel receipt within 14 days to any IGA Everyday or Friendly Grocer IGA supermarket, or at participating Foodland IGA supermarkets, purchase a minimum $30 worth of groceries and enjoy a big discount off their bill.

"We expect staff in our supermarkets to be working flat out every Friday as our customers take advantage of this great offer. In fact, some stores are already planning to extend the offer to other days of the week. The great advantage of this deal is that customers will not be forced to drive long distances to receive a discount off their fuel, they can go to the local fuel outlet, then bring in their receipt to their local IGA supermarket and receive great savings," he added.

The offer is very simple:

- Fill up with fuel any time at the outlet of your choice
- Bring your fuel receipt into your local IGA Everyday or Friendly Grocer IGA or participating Foodland IGA on a Friday
- Spend $30 on groceries
- Collect a reimbursement of 4c per litre



FRIDAY FUEL DAY PROMOTION

Mr Andrew Reitzer, Chief Executive of Metcash Trading Ltd (which operates the IGA brand in Australia) said "IGA supermarkets in South Australia have thrown down the gauntlet in the retail market by providing the most aggressive and only truly universal fuel discount program in Australia.

"We expect to roll-out this program across the rest of the cities and regional centres across Australia, where independent IGA retailers are making significant gains on the major retail chains in Australia by offering great service, prices, community support and now the country's best fuel discount program", he concluded.

Terms and conditions are:

1. To receive a reimbursement at participating IGA stores off the purchase price of fuel, you must spend at least the qualifying amount of $30.00 in one transaction on Friday's only.
2. The reimbursement amount is 4c per litre, refunded upon your purchase to the required spend.
3. Buy fuel at any petrol outlet at any time and present your fuel receipt at the participating IGA store to receive your reimbursement upon your purchase.
4. A limit applies of one petrol receipt per customer transaction for a fuel purchase of up to 80 litres.
5. This promotion is only available for purchases on Fridays at participating IGA stores.
6. Receipts that are damaged, defaced or altered or have passed the required redemption date of within 14 days are not valid for any reimbursement of the fuel promotion.
7. Fuel receipts must clearly show all of the following information: Fuel site name and address, date of purchase and total of litres purchased.
8. IGA reserves the right to withdraw the offer from certain fuel outlets at its discretion.
9. IGA may change, suspend or terminate the conditions of its fuel promotion at any time at its discretion.
10. IGA reserves the right to exclude some non-core grocery departments from the minimum spend required amount of $30.00.

For further information:

Ian Perry
Blackwood IGA Everyday
(08) 8278 1600
Mobile 0422 458 688

Mike Rutherford
IGA Distribution
(08) 8152 8525
0408 208 115

Tim Allerton
City Public Relations
(02) 9267 4511
0412 715 707

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**208,700 MTT Fully Paid** **2,800 MTTAI**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (73,400 shares)** **$0.431 (135,300 shares)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 208,700 Employee Options** **2,800 Options cancelled in error, re-instated**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**3rd October 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**634,093,438**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**22,480,280**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9th October 2003.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

6th October 2003

PRESS RELEASE

METCASH'S CAMPBELLS CASH AND CARRY EXPERIENCING STRONG GROWTH WITH NEW CONFECTIONERY STRATEGY

One of Metcash Trading Ltd's three business pillars, Campbells Cash and Carry, is experiencing very strong growth this year with the implementation of a new growth strategy concentrating on confectionery sales and away from tobacco and liquor.

Campbells, which is celebrating its 70th anniversary this year, expects to post Earnings Before Interest and Tax (EBIT) growth of more than 20 per cent in the current financial year, following its stellar performance in 2003 when EBIT grew from $3.5 million to $10.5 million.

Chief Executive Officer of Campbell's, Mr Peter Dubbelman, said "We have already reached our sales target of $150 million for the year in confectionery route trade, through a combination of organic growth and as a range of our recently acquired distributors build their sales contributions.

"This growth is the result of a deliberate strategy where we are diverting our efforts from the low margin liquor and tobacco trade into confectionery, which delivering double digit margins and is one of the fastest growing segments in the grocery market", he added.

Campbells and Metcash have been quietly lifting their share of the $740 million confectionery market through the acquisition of four confectionery distributors around Australia over the last year, including Jorgensens Confectionery, Dalco Confectionery and Kingstons Confectionery in NSW and Amalgamated Confectionery in Brisbane.

These groups, which are all strategically located in regional areas and cities on major transport routes, will be built up further in coming months as further acquisitions are currently in negotiation.

Mr Dubbelman said "Our acquisitions allows us to integrate established and successful operations to our own, which generate $70 million in annual confectionery sales, providing our existing and new customers with a more efficient distribution system for high volume merchandise".

Campbell's Cash & Carry currently supplies confectionery, general merchanidse, grocery, health and beauty, chilled and frozen products, to more than 80,000 petrol stations, general and convenience stores across Australia, with clients including the major brands like Shell, Mobil, BP, Caltex and 7-Eleven.

"While the recent announcements of the major oil companies to align their owned and franchised stores to Coles and Woolworths, we expect to see little effect on our sales. In fact a major opportunity has opened up as there are now up to 3,000 independent petrol retailers keen to use independent suppliers like ourselves", said Mr Dubbelman.

Campbell's has recently upgraded the majority of its 38 self-service and distribution warehouses, as well as its four Cstore Distribution warehouses in Sydney, Brisbane and Adelaide, coupled with technological upgrades to cope with the 32 per cent lift in sales over the last year to the convenience store sector.

The division is rolling of its state of the art "Put To Light" electronic warehousing system, which is transforming Campbell's ordering and delivery methods. The system aggregates customer orders received in a particular day to enable orders to be batch picked in lots through the use of a computerised order assembly line process.

Customers are gaining significant advantages through improved accuracy and faster turnaround times, reduced stock returns and damage, as well as more efficient invoicing through the use of the new technology.

Through the efficiency gains and great emphasis on confectionery, Campbell's sales are expected to break through the $1 billion mark in the current year, despite tobacco and liquor sales falling by 4.9 per cent and 8.2 per cent respectively over the last year.

Mr Dubbelman said, "With the renaissance of the convenience store sector, especially in capital cities, we are finding owners are seeking an efficient 'one stop', independent supplier for an ever broadening range of products. This growth is reflected in the expansion of our Collective Buying Group, whose 1,500 members gain rewards from being supplied by Campbell's".

He concluded, "We expect to continue building our buying group over the next year and lifting our contributions to Metcash as we implement our growth strategy further".

For further information:

ANDREW REITZER
CEO Metcash Trading Ltd
(02) 9741 3060

PETER DUBBELMAN
CEO Campbell's Cash & Carry
(02) 9683 9028

TIM ALLERTON
City Public Relations
(02) 9267 4511
(0412) 715 707.



METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

30th September 2002

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re: Shareholder Mail-out

The following documents have been mailed to shareholders today:

- Covering Letter to Shareholders
- Summary of questions asked at the company's AGM, and the answers.
- Chairman's Address
- CEO's Presentation

The Chairman's Address and CEO's Presentation have been forwarded to ASX prior to the Annual General Meeting. The covering letter and summary of questions and answers are attached. This information will also be available on the Company's website.

Yours faithfully

John Randall
Company Secretary


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

29th September 2003

John Randall
Company Secretary

Dear Shareholder

Following the Company's Annual General Meeting, held in Sydney on 3rd September 2003, enclose are copies of the following information:

- Chairman's Address
- CEO Presentation, and
- Questions asked at the AGM & answers provided

When the Notice of Meeting and Annual Report were mailed out, we included a questionnaire which asked whether shareholders wanted the annual General Meeting to be 'web-casted', i.e. broadcast over the internet. Of the company's 12,000 shareholders only 112, or less than 1%, have indicated that they want this service. We will repeat the questionnaire at a later date to determine whether the need for this facility has grown.

Yours faithfully

John Randall
Company Secretary


TRADING LIMITED AUSTRALASIA

Metcash Trading Limited
ABN 61 000 031 569

Metcash Trading Limited
Annual General Meeting
3rd September 2003

Questions asked by Shareholders at the Annual General Meeting and answers provided.

Q1 The Annual Report indicates that Campbells Cash & Carry generates a lower rate of return than the other two businesses, whilst employing more assets.

Is Campbells paying its way?
Can the capital employed be reduced?
Is it a growth business?
Can the returns be improved?

A Because of the nature of Campbell's customer base, 70,000 small business customers, ordering reasonably small quantities, they need to be close to their customer base, hence the need to operate 40 branches. This is the key reason for the higher investment level, but it enables Metcash to provide a solution for all its customers, whether large or small. On an EVA (Economic Value Added) basis, Campbells generates a net benefit. Two years ago, they generated a 0.4% return on sales against the targeted 1%. This target was achieved last year. A new, higher target has now been established.

It is a growth business with large potential in the convenience and confectionery segments.

Q2 The 'Cost of Doing Business' has reduced. Is there a targeted optimal ratio?

What effect will the Shell/Coles Myer petrol arrangement have on confectionery sales?

A Long-term targets have not been set for "Cost of Doing Business" reduction targets. Instead, annual plans are established based on the introduction of new technology and productivity initiatives.

With reference to Shell, we have not received formal advice, but logic indicates that the Shell business will be lost as the arrangement with Coles Myer rolls out. The sales volume is not significant, say $5-6m p.a. and covers only dry and chilled groceries.

Q3 Merchandising income was 18% higher than for the previous year. What does it consist of and how does it correlate to sales?

A Manufacturers provide money in two forms:

- discounts, based on volume, which are passed straight through to customers.
- Marketing support, which is not on invoice. For example, support provided to promote products. This is the money shown as marketing income. It is related to sales but earned from marketing initiatives. Some of it is passed customers.

Q4 Would you please comment on the Metcash Petrol Offer? Is the Woolworths/Caltex deal a set back?

A The petrol offer is still in process and there is nothing further to add to previous comments.

Of the 1,000 Caltex outlets, approximately 200 are company owned and will be placed into the joint venture. It is assumed this business will be lost. However, the volumes are not significant.

Q5 Is it still possible to arrange petrol offers with Shell and Caltex or will they only deal with Coles Myles and Woolworths?

A We understand these are exclusive arrangements. However, other players exist.

Q6 The Board still has a predominance of Metro appointees or executives and the Chairman is not independent. Are there any plans to change the composition? Does Metro Cash and Carry have any plans of changing their shareholding?

A Metro Cash and Carry has no plans to increase its shareholding, which is likely to remain around 60%.

All directors are considered to be independent and are required by the Corporations Act to act in good faith in the best interests of the Corporation. All directors, whether they are executive or non-executive, independent or Metro nominees, are expected to demonstrate independence of mind and act for the benefit of all shareholders.

Having a number of executive directors on the board helps avoid an Enron situation where only the CEO was a director. In this situation, it is easier to 'pull the wool over the eyes' of non-executive directors than where there are a number of executive directors. I understand that the New York Stock Exchange is re-examining its position on requiring a majority of independent directors where a company has the majority of its shares held by another company. The European approach to boards appears preferable, where a larger number of executives directors are utilised.

Q7 Will there be a buy-back by the Company of ordinary shares?

A No intentions to buy-back ordinary shares.

Q8 What happened to the planned Asian business acquisition?

A The deal was not done, as announced to the ASX. The Company still wants to acquire a fourth business pillar. When this is decided, an announcement will be made.

Q9 Will a dividend re-investment plan be introduced?

A Not at this stage.

Q10 Why not?

A The Company has sufficient capital.

Q11 Shopfast has been purchased by Coles Myer. Is this likely to cause a loss of business?

A Yes, the business has already been lost.

Q12 OH &S accidents have increased by 26% and claims by 13%. Higher volume through the warehouses is said to be the cause. A 15% reduction was targeted which implies that the target was missed by 30-40%. Are the directors concerned and what are they doing about it?

A The results are seen as totally unacceptable. All responsible Human Relations and Warehouse management staff have been brought together to develop an action plan to correct the situation. Those actions are now in the process of being implemented.



FRIDAY FUEL DAY PROMOTION

September 29, 2003

MEDIA RELEASE

QUEENSLAND DRIVERS TO GET ARGUABLY AUSTRALIA'S CHEAPEST FUEL THROUGH 189 IGA STORES STATE WIDE

The 189 Independent Grocers of Australia (IGA) stores across Queensland will from this Friday (October 3) provide the most innovative fuel deal ever offered in the state - a 4c a litre discount.

The IGA discount offer, which allows motorists to fill up at any petrol station of their choice, is expected to be rolled out to the remaining 1,000 IGA supermarkets across Australia in the near future.

Mr John Hockings, a board member of IGA Queensland, said "We are very excited to be running this promotion first in Australia, where Queenslanders can procure cheap fuel at their favourite petrol station simply by spending $30 minimum with an IGA store every Friday.

"We expect this offer will shake up the petrol and retail market in Queensland, as smart shoppers will gain genuine discounts if they simply present a receipt of their fuel purchase when they shop at their local IGA store", he added.

The IGA promotion is superior to the major retailers in Australia as it does not force consumers to buy their fuel at any particular chain of service stations, simply requiring them to display their receipt within 14 days after purchasing petrol and spending just $30 minimum at an IGA store.

Smart shoppers can take advantage of a 4 cent a litre fuel offer at a separate, major chain's outlets when they spend $30 on groceries, and then gain another 4 cent discount if they purchase another $30 worth of groceries at an IGA store on a Friday - making a total discount of 8c a litre.

"The combined saving is a great deal for Queenslanders, who already enjoy some of the cheapest petrol prices in Australia, and we expect that our staff will be working flat out every Friday at IGA stores as our customers take advantage of this great offer", said Mr Hockings.

The promotional offer is simple:

- Fill up with fuel at the outlet of your choice
- Bring your fuel receipt to your local IGA on a Friday
- Spend $30 on groceries
- Collect a reimbursement of 4c per litre

Refer below to Terms and Conditions.


IGA

FRIDAY FUEL DAY PROMOTION

A great advantage of the IGA promotion is that consumers will not be forced to drive a long distance to receive a discount on their fuel purchases, as in other fuel promotions.

Mr Andrew Reitzer, Chief Executive of Metcash Trading Ltd (which operates the IGA brand in Australia) said "IGA stores in Queensland have thrown down the gauntlet in the retail market by providing the most aggressive and only truly universal fuel discount program in Australia.

"We expect to roll-out this program across the rest of the cities and regional centres across Australia, where independent IGA retailers are making significant gains on the major retail chains in Australia by offering great service, prices, community support and now the country's best fuel discount program", he concluded.

For further information:

John Hockings	Peter Dawson	Tim Allerton
IGA	IGA Distribution	City Public Relations
(07) 3257 3848	(07) 3804 4019	(02) 9267 4511.
Mobile 0413 746 343	(0418) 195 327	(0412) 715 707.

IGA Friday Fuel Promotion Terms and Conditions

1. To receive a reimbursement at participating IGA stores off the purchase price of fuel, you must spend at least the qualifying amount of $30.00 in one transaction on Friday's only at a participating IGA Store.
2. The reimbursement amount is 4c per litre, refunded upon your purchase to the required spend at a participating IGA Store.
3. Buy fuel at any petrol outlet at any time and present your fuel receipt at the participating IGA store to receive your reimbursement upon your purchase to the required spend amount.
4. A limit applies of one petrol receipt per customer transaction for a fuel purchase of up to 80 litres.
5. This promotion is only available for purchases on Fridays at participating IGA stores.
6. Receipts that are damaged, defaced or altered or have passed the required redemption date of within 14 days are not valid for any reimbursement of the fuel promotion.
7. Fuel receipts must clearly show all of the following information: Fuel site name and address, date of purchase and total of litres purchased.
8. IGA reserves the right to withdraw the offer from certain fuel outlets at its discretion.
9. IGA may change, suspend or terminate the conditions of its fuel promotion at any time at its discretion.
10. IGA reserves the right to exclude some non-core grocery departments from the minimum spend required amount of $30.00.

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**296,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.44**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**6th August 2003**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
631,553,748	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
25,806,620	**Options (MTTAI)**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18th August 2003.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**41,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.44**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Replacing employee options not issued through administrative oversight**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**6th August 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**631,594,748**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**25,806,620**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18th August 2003.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Employee Options (MTTAI)**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**258,500**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: $2.14 per share Grant Date 10th July 2002 Expiry Date: 10th July 2008 Exercise Dates: 1st tranche 60% from 10/7/2005 2nd tranche 20% from 10/7/2006 3rd Tranche 20% from 10/7/2007

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Not until after exercise and issue of ordinary shares**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**To provide employees with an opportunity to share in success of entity and to provide incentives**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**6th August 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**631,594,748**	**Ordinary (MTT)**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**26,065,120**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Will rank equally only after exercise and issue of ordinary shares**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18th August 2003.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Employee Options (MTTAI)**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**(1,088,950)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**various**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Cancellation of employee options – employees left the company.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**6th August 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**631,594,748**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**24,976,170**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18th August 2003.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metcash Trading Limited
ABN	61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wesslink
Date of last notice	14th October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12th August 2003
No. of securities held prior to change	1,100,000 MTTAI 5,000 (MTT)
Class	MTTAI(Options) MTT (Fully Paid Ordinary)
Number acquired	420,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$181,020.00
No. of securities held after change	680,000 MTTAI 425,000 MTT
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metcash Trading Limited
ABN	61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jaoa Louis Sardinha Jardim
Date of last notice	22nd July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11th August 2003
No. of securities held prior to change	1,040,000 MTTAI 60,000 MTT
Class	MTTAI (Options) MTT (Fully Paid Ordinary)
Number acquired	380,000 (MTT)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$163,960
No. of securities held after change	660,000 MTTAI 440,000 MTT
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Rudolf Jablonski
Date of last notice	5th August 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11th August 2003
No. of securities held prior to change	1,050,000 MTTAI 200,000 MTT
Class	
Number acquired	
Number disposed	200,000 MTT
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$444,000.00
No. of securities held after change	1,050,000 MTTAI
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Sale

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

6th August 2003

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re: Annual Report 2003

It has been bought to our attention that there is a typographical error on page 64 of the Metcash Trading 2003 Annual Report.

Note 33, Segment Information reads:

Business Segments	**Food Distribution**	
	2003	**2002**
	$'000	**$'000**
Sales to customers outside the consolidated entity	3,732,033	*3,938,901*

but should read:

Business Segments	**Food Distribution**	
	2003	**2002**
	$'000	**$'000**
Sales to customers outside the consolidated entity	3,732,033	*2,975,315*

We apologise for any confusion caused by this error.

Yours faithfully

J A Randall
Company Secretary

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**132,950**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.44**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**30 June 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**631,257,748**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**26,102,620**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4th July 2003.

(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metcash Trading Limited
ABN	61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Reitzer
Date of last notice	4th July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11-13th June 2003
No. of securities held prior to change	1,200,000 MTT 2,500,000 MTTAI
Class	MTT (Fully Paid Ordinary) MTTAI (Options)
Number acquired	
Number disposed	1,200,000 MTT
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,773,245.56
No. of securities held after change	Nil MTT 2,500,000 MTTAI
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Sale

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

10th June 2003

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re: Shareholder Mail-out

The following documents have been mailed to shareholders today:

- Media Announcement
- Analyst Presentation

Both of these documents were released to ASX on 22 May 2003.

Yours faithfully

John Randall
Company Secretary


RECEIVED
2004 MAY 11 A 9:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

Media Release

22 May 2003

METCASH "CASHED UP" AND GEARED FOR STRONG GROWTH

National grocery and liquor wholesale distributor and marketer, Metcash Trading Limited, announced today net profit after tax rose strongly by 41 per cent from $57.7 million to $81.3 million in the year to April 30, 2003.

The result, which was above expectations, was struck on a 16 per cent surge in sales from $5.77 billion to $6.7 billion, with all three core businesses performing very well.

IGA Distribution's sales grew 25.4 per cent as a result of strong growth of the existing stores it supplies, as well as the positive impact of recent customer acquisitions. This division's 4,000 customers now hold 16.1 per cent of the National Supermarket Market, according to A C Nielsen, an increase of 36% from 11.8 per cent in 2000.

The division's Earnings Before Interest and Tax (EBIT) rose 32.2 per cent to $112 million, as a result of the increased volume and management's strategies to reduce operational costs, while passing on the benefits to the independent retailers they serve and supply.

The IGA brand has continued to grow in national consumer recognition, while the addition of the Foodworks' banner has positioned the group well in dealing with sites that clash.

As a result of management's initiatives to change the mix of business away from tobacco sales, Campbells Cash and Carry's sales declined by 1.7 per cent, however core Grocery Sales increased by 6.3 per cent. Strong growth was also experienced in the confectionery sector of the convenience store market, with sales to this sector growing by 20.2 per cent.

The division's EBIT of $10.5 million was 200 per cent above the $3.5 million posted last year, as a result of a greater focus on reducing the cost of doing business and the changed mix of business.

The group's third business pillar, Australian Liquor Marketers increased sales 10.2 per cent from $1.8 billion to $2.0 billion, despite heightened competition in the national liquor market. EBIT was flat against last year at $29.5 million, as management invested in supporting customers against competitive pressures, while the division invested heavily in technology and the brands it supports to secure future profit growth.

Metcash's Earnings before Interest, Tax and Amortisation (EBITA) grew by 30 per cent from $117.5 million to $152.7 million, while cash flow from trading rose to $148 million for the year. Adjusting for the write-off of costs in exploring the now aborted joint venture in the Philippines and the associated foreign exchange loss on the funds raised to invest in the venture, the group's EBITA would have reached $156.5 million, 33 per cent above last year's result.

Chief Executive Officer of Metcash Trading, Mr. Andrew Reitzer said, "These results clearly show the benefits of the strategies that were implemented over four years ago. The group is now well positioned to support its independent retailers against competitive pressures from the national chains and facilitate their future growth.

With the drivers that we now have in the business, and assuming continued strength of the Australian economy, Metcash is well positioned to show sales growth of around 6 to 8 per cent and profit growth of about 15 per cent over the current financial year".

Metcash's basic earnings per share reached 13.1 cents, representing an increase of 47 per cent over last year's 8.89 cents per share.

The Directors today declared a Final Dividend of 4.6 cents per Share (3.0 cents for the same period last year) fully franked, at 30%, payable on 11 July 2003 with a record date of 30 June 2003.

For Further Information:

Andrew Reitzer
Metcash Trading Limited Australasia
(02) 9741 3060

Tim Allerton
City Public Relations
(02) 9267 4511
0412 715 707

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Metcash Trading Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year end ('current period')
61 000 031 569		✓	30 April 2003

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	Up	15.4%	to	7,130,985
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	Up	40.9%	to	81,318
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	40.9%		81,318

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	4.6¢	4.6¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	3.0¢	3.0¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

30th June 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	7,130,985	6,177,728
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(6,996,922)	(6,078,250)
1.3	Borrowing costs	(8,211)	(10,666)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	194	414
1.5	**Profit (loss) from ordinary activities before tax**	**126,046**	**89,226**
1.6	Income tax on ordinary activities *(see note 4)*	44,728	31,516
1.7	**Profit (loss) from ordinary activities after tax**	**81,318**	**57,710**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**81,318**	**57,710**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**81,318**	**57,710**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	400	122
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	400	122
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**81,718**	**57,832**

	Earnings per security (EPS)	Current period	Previous corresponding Period
1.18	Basic EPS	13.10c	8.89¢
1.19	Diluted EPS	12.80c	8.96¢

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	81,318	57,710
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**81,318**	**57,710**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	6,695,519	5,769,379
1.24	Interest revenue	708	977
1.25	Other relevant revenue		
	Other operating revenue	406,664	367,228
	Other non-operating revenue	28,094	40,144
1.26	Details of relevant expenses		
	Cost of Sales	6,545,230	5,620,577
	Warehouse & Distribution	196,191	171,229
	Selling, general & administration	176,751	206,648
	Other non-operating expenses (refer item 19.2)	50,738	58,710
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	28,012	21,086
Capitalised outlays			
1.28	Interest costs capitalised in asset values	1,140	1,433
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(183,442)	(220,903)
1.31	Net profit (loss) attributable to members (*item 1.11*)	81,318	57,710
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(43,446)	(20,249)
1.35	**Retained profits (accumulated losses) at end of financial period**	**(145,570)**	**(183,442)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	19,155	-	-	19,155
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**19,155**	**-**	**-**	**19,155**
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	38,005	26,583
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	43,313	31,127

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	83,048	83,456	137,548
4.2	Receivables	566,266	501,393	580,909
4.3	Investments	-	-	-
4.4	Inventories	359,812	281,494	349,048
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	5,624	6,039	6,248
4.7	**Total current assets**	**1,014,750**	**872,382**	**1,073,753**
	Non-current assets			
4.8	Receivables	6,355	8,133	7,482
4.9	Investments (equity accounted)	645	881	664
4.10	Other investments	183	181	183
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	120,914	104,518	113,726
4.15	Intangibles (net)	242,551	248,510	245,885
4.16	Tax assets	6,034	11,943	11,952
4.17	Other (provide details if material)	91	371	231
4.18	**Total non-current assets**	**376,773**	**374,537**	**380,123**
4.19	**Total assets**	**1,391,523**	**1,246,919**	**1,453,876**
	Current liabilities			
4.20	Payables	787,041	682,553	836,529
4.21	Interest bearing liabilities	106,469	34,314	35,393
4.22	Tax liabilities	4,845	-	12,816
4.23	Provisions exc. tax liabilities	31,765	29,492	33,430
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**930,120**	**746,359**	**918,168**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	16,486	140,289	110,834
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	17,813	16,637	16,529
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**34,299**	**156,926**	**127,363**
4.32	**Total liabilities**	**964,419**	**903,285**	**1,045,531**
4.33	**Net assets**	**427,104**	**343,634**	**408,345**

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	559,602	514,404	559,013
4.35	Reserves	13,072	12,672	13,009
4.36	Retained profits (accumulated losses)	(145,570)	(183,442)	(163,677)
4.37	**Equity attributable to members of the parent entity**	**427,104**	**343,634**	**408,345**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**427,104**	**343,634**	**408,345**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**NIL**	**NIL**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**NIL**	**NIL**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	7,539,215	6,613,894
7.2	Payments to suppliers and employees	(7,289,295)	(6,381,943)
7.3	Dividends received from associates	432	261
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	708	977
7.6	Interest and other costs of finance paid	(9,351)	(12,099)
7.7	Income taxes paid	(34,478)	(892)
7.8	Other (provide details if material)		
	Goods and Services Tax Paid	(93,785)	(82,305)
7.9	**Net operating cash flows**	**113,446**	**137,893**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(30,324)	(19,893)
7.11	Proceeds from sale of property, plant and equipment	2,124	17,466
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	(429)	(356)
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)		
	Proceeds on sale of retail stores	2,636	4,356
	Payment on acquisition of subsidiaries/business	(19,937)	(2,072)
	Proceeds on sale of Foodservice Business	-	69,000
7.17	**Net investing cash flows**	**(45,930)**	**68,501**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	41,712	6,895
7.19	Proceeds from borrowings	50,000	72,000
7.20	Repayment of borrowings	(110,000)	(132,000)
7.21	Dividends paid	(43,446)	(27,525)
7.22	Other (provide details if material)		
	Share issue costs	(930)	-
	Repayment of Finance Lease Principal	(5,660)	(9,565)
	Buy back of Preference shares	-	(54,847)
	Proceeds in advance of share issue	-	4,415
7.23	**Net financing cash flows**	**(68,324)**	**(140,627)**
7.24	**Net increase (decrease) in cash held**	**(808)**	**65,767**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	83,456	17,567
7.26	Exchange rate adjustments to item 7.25.	400	122
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**83,048**	**83,456**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

The economic entity has acquired property, plant & equipment by means of finance lease to the value of $14,013,000 (2002 $11,633,000). These additions are not reflected in the statement of cash flows

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	83,048	83,456
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**83,048**	**83,456**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	1.77%	1.44%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	19.04%	16.79%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

- Earnings used in Basic and Diluted earnings per share = 81,318,000 (Profit after Tax Item 1.22)
- Weighted average number of ordinary shares (used in Basic EPS) =620,622,370
- There have been no changes to ordinary shares since balance date
- Weighted average number of ordinary shares (used in diluted EPS) = 635,005,911 (620,622,370 ordinary shares + 14,383,541 potential ordinary shares).
- Weighted average number of converted, lapsed or cancelled potential ordinary shares included in the calculation of diluted EPS = 1,560,930
- There are no potential ordinary shares that are non-dilutive.

There have been no issues of potential ordinary shares after balance date.

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	29.27c	15.74¢

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	N/A
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3 Date from which such profit has been calculated	
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	12 July 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	30 June 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	4.6¢	4.6¢	-¢
15.5	Previous year	3.0¢	3.0¢	-¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	4.0¢	4.0¢	-¢
15.7	Previous year	2.0¢	2.0¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	8.6¢	5.0¢
15.9	Preference +securities	-¢	8.43¢

Half yearly report - interim dividend (distribution) on all securities *or*
Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	29,020	18,126
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**29,020**	**18,126**

The +dividend or distribution plans shown below are in operation.

None

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

None

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	394	414
16.2 Income tax on ordinary activities		-
16.3 Profit (loss) from ordinary activities after tax	394	414
16.4 Extraordinary items net of tax		-
16.5 Net profit (loss)	394	414
16.6 Adjustments	(200)	
16.7 Share of net profit (loss) of associates and joint venture entities	194	414

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
Produce Traders Trust	40%	40%	194	414
17.2 Total			194	414
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	630,748,848	630,748,848		
18.4	Changes during current period (a) Increases through issues	18,000,000 3,604,250 450,000 1,048,450 11,400 3,435,600	18,000,000 3,604,250 450,000 1,048,450 11,400 3,435,600		2.15c 44c 44c 54c 44c 1.48c
	(b) Decreases through returns of capital, buybacks				
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
		6,065,620 300,000 4,395,000 179,000 40,000 3,400,000 12,227,100		*44c* *54c* *43.1c* *43.1c* *43.1c* *165.6c* *153.8c*	*26.03.05* *01.11.05* *11.08.06* *25.11.06* *15.12.06* *14.12.07* *25.01.08*
18.8	Issued during current period				
18.9	Exercised during current period	1,048,450 450,000 3,604,250		44c 54c 44c	26.03.05 01.11.05 26.03.05
18.10	Expired during current period	78,000 170,050 1,329,410		43.1c 153.8c 44c	11.08.06 25.01.08 26.03.05

18.11	**Debentures** *(description)*		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		
18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

> Refer attached press release
>
> Included in Other non-operating expenses at item 1.26 are $3,806,000 costs incurred in the now aborted joint venture in the Philippines and the associated foreign exchange loss on the funds raised to invest in the venture

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

> None

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

$68,629,798 Franking Credits available for use on the payment of dividends

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

The following accounting standards have been applied for the year ended 30 April 2003:

- AASB 1005 "Segment Reporting" – Current year and prior year figures have been amended in the segment note attached.
- AASB 1027 "Earnings per Share" – The diluted earnings per share has been calculated using the new standard and the comparative number has been amended
- AASB 1012 "Foreign Currency Translation" applies for the first year. There is no effect on the yearly results.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

None

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

No Change

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Heritage Ballroom The Westin Sydney 1 Martin Place Sydney
Date	Wednesday 3rd September 2003
Time	2.30pm
Approximate date the +annual report will be available	31st July 2003

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	None

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 — The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 — This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

Segment Information

Appendix A

BUSINESS SEGMENTS	**Food Distribution**		**Cash and Carry Distribution**		**Liquor Distribution**		**Consolidated**	
	30 April 2003	**30 April 2002**	30 April 2003	**30 April 2002**	**30 April 2003**	**30 April 2002**	**30 April 2003**	**30 April 2002**
Sales to customers	3,732,033,	2,976,241	947,081	963,586	2,016,405	1,829,552	6,695,519	5,769,379
Inter-segment sales	405,824	375,930	20	7	153,490	206,427	-	-
Unallocated Revenue	-	-	-	-	-	-	435,466	408,349
Total Revenue	4,137,857	3,352,171	947,101	963,593	2,169,895	2,035,979	7,130,985	6,177,728
Segment Results	112,042	84,807	10,478	3,470	29,492	28,857	152,012	117,134
Unallocated Expenses							(25,966)	(27,908)
Operating profit before tax							126,046	89,226
Segment Assets	487,559	390,532	170,722	139,277	382,883	306,605	1,041,164	836,414
Unallocated Assets							350,359	410,505
Total Assets							1,391,523	1,246,919
Segment Liabilities	427,211	307,528	70,412	42,674	379,736	234,559	877,359	584,761
Unallocated Liabilities							87,060	314,109
Total Liabilities							964,419	898,870
Investment in equity method associates included in segment assets	645	882	-	-	-	-	645	882
Acquisition of property, plant and equipment and intangible assets	966	1,123	1,606	665	1,234	1,269	3806	3,057
Unallocated							4,504	2,726
							8,310	5,783
Depreciation	5,156	4,596	4,350	4,123	1,268	1,269	10,774	9,988
Unallocated							17,238	11,097
							28,012	21,085
Non-cash expenses other than depreciation	2,241	3,263	1,648	496	122	17	4,011	3,776
Unallocated							(488)	(7,942)
							3,523	(4,166)

Segment Information

The economic entity predominantly operates in the industries indicated. Food distribution activities comprise the distribution of grocery and tobacco supplies to retail outlets. Cash and Carry distribution activities comprise the distribution of grocery, liquor and tobacco supplies to convenience stores and hospitality outlets. Liquor distribution activities comprise the distribution of liquor products to retail outlets and hotels.

+ See chapter 19 for defined terms.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

16th April 2003

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re: Listing Rule 3.10A
Customer Share Incentive Scheme Tranche B
Customers Outside the Ambit of the Customer Share Incentive Scheme

Please be advised that holders of the above shares will have their shares released from Escrow under the terms of the Prospectus on 7th May 2003. A copy of the letters sent to the shareholders is attached.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

16th April, 2003

Dear Shareholder

"Customer Share Incentive Scheme" Offer shares

As you are aware, your Customer Share Incentive Scheme Offer shares will be released from escrow on 7th May, 2003. From that date you will be able to sell the shares if you so choose. Replacement holding statements will be forwarded to you by the Company's share registry, Registries Limited.

Yours faithfully

John Randall
Company Secretary



METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

16th April, 2003

Dear Shareholder

Tranche B "Customer Share Incentive Scheme" shares

As you are aware, your Tranche B shares will be released from escrow on 7th May, 2003. From that date you will be able to sell the shares if you so choose. Replacement holding statements will be forwarded to you by the Company's share registry, Registries Limited

A condition of the issue of the Tranche B Customer Share Incentive Scheme shares was that holders of Tranche **A** shares had the right, for the two months period commencing 7th May, 2003 and terminating on 7th July 2003, to require Metro Cash & Carry Limited to acquire the shares at a premium of approximately 11.1% to the price paid for them, or $1.64 per share.

This was intended as a safeguard to Tranche B holders in case the price fell below the purchase price. This has not occurred and the Metcash Trading Limited ordinary shares are currently being traded at between $2.00 and $2.05 per share at the time of writing. It is therefore not anticipated that holders of the Tranche B shares will avail themselves of this right.

Yours faithfully

John Randall
Company Secretary

MEDIA RELEASE


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: www.metcash.com

Date:10th April, 2003

Statement by Metcash Trading Limited

Following discussions today with Metcash Trading Limited, Lincoln Indicators Pty Ltd announced that it has suspended its 'distressed' rating of the wholesaler, recognising the company's strong growth and healthy debt to equity ratio.

Lincoln Indicators has agreed to undertake an independent review of its methodology in relation to Metcash Trading's unique position as a wholesaler and will report the results over the next few months.

Metcash Trading said that its undoubted strong performance in recent years showed that it is a healthy company with strong growth prospects.

Metcash Trading's main debt indicators show that the company is positioned at better than industry average, whilst its operating cash flow is three times the industry average.

-ends-

For further information

ANDREW REITZER	EDWIN JANKELOWITZ	TIM ALLERTON
Chief Executive Officer	Finance Director	Managing Director
Metcash Trading Limited	Metcash Trading Limited	City Public Relations
Ph: (02) 9741 3060	Ph: (02) 9741 3060	PH: (02) 9267 4511




HOME
ABOUT METCASH
INVESTOR RELATIONS
CONTACT US

News: 08 April 2003

Media Release
8/4/2003

IGA Petrol Discount Negotiations

In line with the alignment of petrol offers to supermarket retailing, Metcash Trading Limited has held discussions with a number of major oil companies in order to facilitate a discount petrol offer for IGA (Independent Grocers of Australia) stores.

Metcash CEO, Andrew Reitzer said "Discussions are still at an early stage but the volume opportunities provided by the 1,100 strong IGA members are seen as attractive by the petrol companies. Any arrangements negotiated would not involve the purchase of service stations or other forms of investment by Metcash or the IGA Retailers. It will simply be a discount arrangement for shoppers at IGA stores."

-ends-

For further information

Andrew Reitzer	Tim Allerton
Metcash Trading Ltd	City Public Relations
(02) 9741 3060	(02) 9281 7272 or (0412) 715 707

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**472,450**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.44**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**3rd March 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**630,748,448**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**26,787,470**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7th April, 2003.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**10,800**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.44**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**3rd March 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**630,276,398**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**27,259,920**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10th March 2003.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metcash Trading Limited
ABN	61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edwin Jankelowitz
Date of last notice	8th July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5th March 2003
No. of securities held prior to change	520,000 MTT 1,250,000 MTTAI
Class	MTTAI (Options) MTT (Ordinary)
Number acquired	
Number disposed	200,000 MTT
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$412,000
No. of securities held after change	320,000 MTT 1,250,000 MTTAI
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ *See chapter 19 for defined terms.*

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Rudolf Jablonski
Date of last notice	4th July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20th February 2003
No. of securities held prior to change	600,000 MTT 1,250,000 MTTAI
Class	
Number acquired	Nil
Number disposed	600,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,255,842.00
No. of securities held after change	1,250,000 MTTAI
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade .

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**57,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.44**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**31st January 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**630,265,598**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**27,270,720**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5th February 2003.

(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

28th January 2003

Media Release

Metcash Withdraws From Proposed Joint Venture In The Philippines

Metcash Trading Limited has announced its decision to withdraw from its proposed acquisition of a 65 per cent stake in Suy Sing Commercial Corporation, a Philippines based grocery distributor.

On 2nd October 2002 Metcash Trading Limited announced the intention to acquire 65% of Suy Sing Commercial Corporation.

Since then, an intensive due diligence program has been undertaken. Fundamental differences on substantial issues have emerged and remain unresolved. Accordingly, it has been decided to terminate negotiations and withdraw from the acquisition.

Chief Executive of Metcash Trading, Mr Andrew Reitzer, said "Given the increasing level of uncertainties in the world economy, the short-term focus of Metcash Trading Limited will be on building the existing three businesses and taking advantage of opportunities within Australia".

He concluded, "In the medium term, the company remains committed to establishing a fourth business pillar, located either domestically or internationally, and opportunities will be pursued as they are identified".

For Further Information Call:

Andrew Reitzer
Metcash Trading Ltd
(02) 9741 3060

Tim Allerton
City Public Relations
(02) 9281.7272

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**11,400**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.44**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Replacing employee options not issued through administrative oversight**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**24th January 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**630,208,598**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**27,327,720**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24th January 2003.

(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**48,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.44**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**17th January 2003**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
630,197,198	Ordinary (MTT)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**27,327,720**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20th January 2003.

(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.



Investor Relations: ASX Media Releases 2002

16 Dec 02	Appendix 3B -Options Excercised
12 Dec 02	Appendix 3B -Options Excercised
20 Nov 02	Performance Announcement
20 Nov 02	Appendix 4B - Half yearly/preliminary final report
29 Oct 02	Change of Share Registry
14 Oct 02	Change of Director's Interest Notice - Appendix 3Y
04 Oct 02	New Issue Announcement Appendix 3B
04 Oct 02	Media Release: Private Placement
04 Oct 02	Media Release: Trading Halt
02 Oct 02	Media Release: Metcash Trading Ltd Adds Fourth Pillar with Major Overseas Joint Venture
30 Jul 02	Presentation to Analysts
25 Jul 02	Appendix 3B - New Issue Announcement
22 Jul 02	Appendix 3Y - Change of Directors Interest Notification
04 Jul 02	Appendix 3Y - Change of Directors Interest Notification
04 Jul 02	Appendix 3Y - Change of Directors Interest Notification
04 Jul 02	Appendix 3Y - Change Of Directors Interest Notification
04 Jul 02	Appendix 3B - Options Exercised
22 May 02	Performance Announcement
22 May 02	Half yearly/preliminary final report
09 May 02	New Issue Announcement
17 Apr 02	New Issue Announcement, Options Exercised
16 Apr 02	Metcash Trading Limited Announces Major Expansion of its Distribution and Supply Operations
15 Apr 02	Trading Halt
04 Apr 02	Extension of Closing Date, Customer Share Incentive Scheme
14 Mar 02	Customer Share Incentive Scheme
12 Mar 02	Employee Options (MTTAI)
20 Feb 02	New Issue Announcement
19 Feb 02	New Issue Announcement
18 Feb 02	Metcash Again Rewards Customer and Employee Loyalty
15 Feb 02	Metcash Prospectuses Announcement
15 Feb 02	Lodgement of Prospectuses, Customer Share Incentive Scheme
30 Jan 02	ASX Announcement: Presentation to South African Analysts
30 Jan 02	Powerpoint Presentation to South African Analysts
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X
09 Jan 02	Initial Directors Interests - Appendix 3X

Investo
News
ASX
ASX
ASX
ASX
Pres
Annu
AGM
Ch
CE
Q&
Inves
Sh
Fin
Mailin
PRIN

11 Jan 02	Metcash Buys South Australian Liquor Distribution Business
02 Jan 02	Customer Share Incentive Scheme



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	450,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.54**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 November 2002**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**630,149,198**	**Ordinary (MTT)**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**27,375,720**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Will rank equally with existing ordinary shares**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16th December 2002
(~~Director~~/Company secretary)

Print name: JOHN RANDALL........

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	460,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**A$0.44**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 November 2002**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**629,699,198**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**27,825,720**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Will rank equally with existing ordinary shares**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12th December 2002
(~~Director~~/Company secretary)

Print name: JOHN RANDALL........

== == == == ==

+ See chapter 19 for defined terms.



Investo
News
ASX
ASX
Pres
Annu
AGM
Ch
CE
Q&
Inves
Co
Tr
Fin
Mailin

News: 20 November 2002

METCASH TRADING LIMITED HALF YEAR RESULTS EXCEED EXPECTATIONS WITH STRONGER SALES, PROFIT AND MARKET SHARE.

National grocery and liquor wholesale distributor and marketer, Metcash Trading Limited, announced today that net profit rose strongly by 43 per cent to $38 million in the 26 weeks to October 31, 2002.

The result, which was above expectations, was struck on a 21 per cent surge in sales to $3.2 billion for the half - with the majority of the gains resulting in a higher market share in both supermarket and convenience store markets.

While directors find it difficult to make definitive forecasts in the current unstable market conditions and the continuing drought, they forecast that second half earnings will increase by 35 per cent to 40 per cent above the $31.1 million in earnings posted in the previous corresponding half year.

Chief Executive Officer of Metcash Trading, Andrew Reitzer said, "These results are excellent, showing strong growth in the face of fierce competition from the major chains, from whom we have taken market share. Both the re-launch of Franklins in NSW and the settling in of the Foodworks Banner , previously supplied by Woolworths Wholesale Division, have been major contributors to our growth, which has continued in the current half year ".

Metcash recorded an increase in Earnings Before Interest, Tax, Amortisation and Abnormals of 28.9 per cent to $71.7million for the half year period, while cash flow from trading rose to $88 million.

IGA Distribution, the largest division of Metcash, now servicing over 4,000 stores around Australia, lifted sales 37 per cent to $1.8 billion during the period. The division services 1,100 IGA stores, 75 Franklins stores, 180 Foodworks stores and over 550 Australian United Retailers (AUR) stores.

Effective marketing by all customers and strong positioning of the IGA brand has seen the market share of IGA Distribution's stores rise from 11.8 per cent to 15.8 per cent over the last two years, as measured by AC Nielsen.

The strategy by another major Metcash division,Campbells Cash and Carry, to serve a larger portion of the convenience store market resulted in sales growing by 7.9 per cent to that sector, with Campbells' market share now standing at 25 per cent of the potential convenience market. Profitability also returned to the levels expected from this business, with its earnings contribution rising to $4.8 million.

Metcash's third business pillar, Australian Liquor Marketers sales rose by 6.2% to $934 million despite increased competition from the major chains as a result of the relaxation of certain State's Liquor laws.

The division continues to benefit from the consumer trend towards the Ready To Drink product category, as well as its drive to serve a greater portion of the on-premise market. Meanwhile, benefits are also being seen in suppliers closing their own facilities and moving their distribution to wholesalers.

Metcash's basic earnings per share reached 6.22 cents, representing an increase of 45 per cent over last year's first half of 4.28 cents.

The Directors today declared an Interim Dividend of 4.0 cents per Share (2.0 cents for the same period last year) fully franked, at 30%, payable on 16 December 2002 with a record date of 2 December 2002.

For Further Information Call:

Andrew Reitzer	**Tim Allerton**
Metcash Trading Ltd	City Public Relations
(02) 9741 3060	(02) 9281 7272 or (0412) 715 707

PRIN

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Metcash Trading Ltd

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
61 000 031 569	✓		31 October 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	Up	19.7%	to	3,425,571
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	Up	43.0%	to	38,005
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	Gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	up	43.0%	to	38,005

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	4.0¢	4.0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	2.0¢	2.0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	2nd December 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	3,425,571	2,854,274
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(3,363,080)	(2,807,379)
1.3	Borrowing costs	(4,101)	(6,231)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	75
1.5	**Profit (loss) from ordinary activities before tax**	**58,390**	**40,739**
1.6	Income tax on ordinary activities *(see note 4)*	20,385	14,156
1.7	**Profit (loss) from ordinary activities after tax**	**38,005**	**26,583**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**38,005**	**26,583**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**38,005**	**26,583**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	337	116
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	337	116
1.17	**Total changes in equity not resulting from transactions with owners as owners**	38,342	26,699

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	6.22¢	4.28¢
1.19	Diluted EPS	6.06¢	4.22¢

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	38,005	26,583
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**38,005**	**26,583**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	3,207,553	2,663,062
1.24	Interest revenue	278	580
1.25	Other relevant revenue		
	Other operating revenue	199,832	167,412
	Other non-operating revenue	17,908	23,220
1.26	Details of relevant expenses		
	Cost of Sales	3,135,625	2,595,658
	Warehouse & Distribution	94,893	80,947
	Selling, general & administration	91,583	91,884
	Other non-operating expenses	26,156	29,248
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	14,823	9,642
Capitalised outlays			
1.28	Interest costs capitalised in asset values	691	789
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(183,442)	(220,903)
1.31	Net profit (loss) attributable to members (*item 1.11*)	38,005	26,583
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(18,240)	(15,587)
1.35	**Retained profits (accumulated losses) at end of financial period**	**(163,677)**	**(209,907)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	9,504	-	-	9,504
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	9,504	-	-	9,504
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	137,548	83,456	70,147
4.2	Receivables	580,909	501,393	515,552
4.3	Investments	-	-	-
4.4	Inventories	349,048	281,494	293,637
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	6,248	6,039	6,864
4.7	**Total current assets**	**1,073,753**	**872,382**	**886,200**
	Non-current assets			
4.8	Receivables	7,482	8,133	9,005
4.9	Investments (equity accounted)	664	881	876
4.10	Other investments	183	181	181
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	113,726	104,518	109,909
4.15	Intangibles (net)	245,885	248,510	257,294
4.16	Tax assets	11,952	11,943	28,405
4.17	Other (provide details if material)	231	371	512
4.18	**Total non-current assets**	**380,123**	**374,537**	**406,182**
4.19	**Total assets**	**1,453,876**	**1,246,919**	**1,292,382**
	Current liabilities			
4.20	Payables	836,529	682,553	690,963
4.21	Interest bearing liabilities	35,393	34,314	4,788
4.22	Tax liabilities	12,816	289	-
4.23	Provisions exc. tax liabilities	33,430	29,203	45,287
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**918,168**	**746,359**	**741,038**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	110,834	140,289	206,579
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	16,529	16,637	17,262
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**127,363**	**156,926**	**223,841**

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	1,045,531	903,285	964,879
4.33	**Net assets**	408,345	343,634	327,503

	Equity			
4.34	Capital/contributed equity	559,013	514,404	524,744

+ See chapter 19 for defined terms.

4.35	Reserves	[illegible]	[illegible]	[illegible]
4.36	Retained profits (accumulated losses)	(163,677)	(183,442)	(209,907)
4.37	**Equity attributable to members of the parent entity**	**408,345**	**343,634**	**327,503**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**408,345**	**343,634**	**327,503**

4.40	Preference capital included as part of 4.37	-	-	**115,791**

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	3,584,572	3,049,749
7.2	Payments to suppliers and employees	(3,444,506)	(2,932,608)
7.3	Dividends received from associates	217	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	278	580
7.6	Interest and other costs of finance paid	(4,793)	(7,017)
7.7	Income taxes paid	(8,082)	(649)
7.8	Other (provide details if material)		
	Goods & Services Tax Paid	(39,667)	(39,478)
7.9	**Net operating cash flows**	**88,019**	**70,577**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(14,935)	(6,801)
7.11	Proceeds from sale of property, plant and equipment	1,256	3,888
7.12	Payment for purchases of equity investments	(2)	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	(4,447)	(9,544)
7.15	Loans repaid by other entities	4,572	45
7.16	Other (provide details if material)		
	Proceeds on sale of business	1,311	71,294
	Payment for purchase of business	(6,034)	(1,519)
7.17	**Net investing cash flows**	**(18,279)**	**57,363**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	41,123	3,300
7.19	Proceeds from borrowings	10,000	27,000
7.20	Repayment of borrowings	(45,000)	(48,000)
7.21	Dividends paid	(18,240)	(13,062)
7.22	Other (provide details if material)		
	Converting preference share buyback	-	(40,913)
	Share issue costs	(930)	-
	Other	(2,938)	(3,801)
7.23	**Net financing cash flows**	**(15,985)**	**(75,476)**
7.24	**Net increase (decrease) in cash held**	**53,755**	**52,464**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	83,456	17,567
7.26	Exchange rate adjustments to item 7.25.	337	116
7.27	**Cash at end of period** *(see Reconciliation of cash)*	137,548	70,147

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

The economic entity has acquired property, plant & equipment by means of finance lease to the value of $9,563,000 (2001: $3,634,000). These additions are not reflected in the statement of cash flows.

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	7,778	30,147
8.2	Deposits at call	92,000	40,000
8.3	Bank overdraft	-	-
8.4	Other (provide details) US$ Account	37,770	-
8.5	**Total cash at end of period** *(item 7.27)*	**137,548**	**70,147**

Other notes to the condensed financial statements

	Ratios	Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	1.70%	1.42%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	9.31%	8.12%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

- Earnings used in Basic and Diluted earnings per share = $38,005,000 (Profit after Tax Item 1.22)
- Weighted average number of ordinary shares (used in Basic EPS) = 611,392,115
- There have been no changes to ordinary shares since balance date.
- Weighted average number of ordinary shares (used in diluted EPS) = 627,539,329 (611,392,115 ordinary shares + 16,147,214 potential ordinary shares).
- Weighted average number of converted, lapsed or cancelled potential ordinary shares included in the calculation of diluted EPS = 1,410,558.
- There are no potential ordinary shares that are non-dilutive.
- There have been no issues of potential ordinary shares after balance date.

NTA backing
(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	25.8¢	(9.3)¢

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	N/A
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3 Date from which such profit has been calculated	
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	16th December 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	2nd December 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	N/A	¢	¢
15.5	Previous year	N/A	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	4.0¢	4.0¢	-¢
15.7	Previous year	2.0¢	2.0¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	25,170	9,802
15.11	Preference +securities *(each class separately)*	-	5,785
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**25,170**	**15,587**

The +dividend or distribution plans shown below are in operation.

None

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

None

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax	-	75
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after tax**	-	75
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	75
16.6	Adjustments	-	-
16.7	**Share of net profit (loss) of associates and joint venture entities**	-	75

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
Produce Traders Trust	40%	40%	-	75
17.2 Total			-	75
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	629,238,998	629,238,998		
18.4	Changes during current period (a) Increases through issues	3,435,600 18,000,000 3,604,250	3,435,600 18,000,000 3,604,250	\$1.48 \$2.15 44¢	\$1.48 \$2.15 44¢
	(b) Decreases through returns of capital, buybacks	-	-		
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		7,093,120 750,000 4,473,000 179,000 40,000 3,400,000 12,397,150	-	44¢ 54¢ 43.1¢ 43.1¢ 43.1¢ 165.6¢ 153.8¢	26.03.05 01.11.05 11.08.06 25.11.06 15.12.06 14.12.07 25.01.08
18.8	Issued during current period	None			
18.9	Exercised during current period	3,604,250	-	44¢	26.03.05
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer Appendix A

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached press release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

$53,626,623 Franking Credits available for use on the payment of dividends

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

The following accounting standards have been applied for the first time:

- AASB 1005 "Segment Reporting" – Current year and prior year figures have been amended in the segment note attached.
- AASB 1027 "Earnings per Share" – The diluted earnings per share has been calculated using the new standard and the comparative number has been amended.
- AASB 1012 "Foreign Currency Translation" applies for the first year. There is no effect on the half yearly results.

Comparative numbers in items 1.23 to 1.27 have been amended from the October 2001 appendix 4B to be consistent with disclosures in the entities 2002 Annual Report.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

None

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

No change

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to

+ See chapter 19 for defined terms.

nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

ment Information

Appendix A

NESS SEGMENTS	Food Distribution		Cash and Carry Distribution		Liquor Distribution		Consolidated	
	31 Oct 2002	31 Oct 2001	31 Oct 2002	31 Oct 2001	31 Oct 2002	31 Oct 2001	31 Oct 2002	31 Oct 2001
to customers	1,806,663	1,319,450	466,880	464,032	934,010	879,580	3,207,553	2,663,062
segment sales	202,044	173,323	10	4	77,328	100,359	-	-
ocated Revenue	-	-	-	-	-	-	218,018	199,693
Revenue	2,008,707	1,492,773	466,890	464,036	1,011,338	979,939	3,425,571	2,862,755
ent Results	56,659	37,489	4,791	1,586	13,991	12,966	75,441	52,041
ocated Expenses							(17,051)	(11,302)
ating profit before tax							58,390	40,739
ent Assets	482,495	369,659	130,207	160,024	392,214	351,308	1,004,916	880,991
ocated Assets							471,634	411,391
l Assets							1,476,550	1,292,382
ent Liabilities	428,584	319,989	53,385	62,589	366,919	307,149	848,888	689,727
ocated Liabilities							219,317	275,152
l Liabilities							1,068,205	964,879
ment in equity method ates included in segment	664	876	-	-	-	-	664	876
sition of property, plant and ment and intangible assets	528	751	454	1,323	548	259	1,530	2,333
ocated							13,405	4,468
							14,935	6,801
ciation	2,577	2,596	2,204	1,959	665	626	5,446	5,181
ocated							9,377	4,461
							14,823	9,642
ash expenses other than ciation	2,998	3,015	1,813-	801	345	1,790-	5,156	8,509
ocated							9,119	12,316
							14,275	20,825

chapter 19 for defined terms.

Segment Information

The economic entity predominantly operates in the industries indicated. Food distribution activities comprise the distribution of grocery and tobacco supplies to retail outlets. Cash and Carry distribution activities comprise the distribution of grocery, liquor and tobacco supplies to convenience stores and hospitality outlets. Liquor distribution activities comprise the distribution of liquor products to retail outlets and hotels.



News: 29 October 2002

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

VIA FACSIMILE 1300 300 021

No. of pages Incl. Cover Page:

Dear Sir/Madam

Re: Change of Provider of Share Registry Management Services for Metcash Trading Limited

In accordance with listing rule 3.15.1, please be advised that the Share Registry Management Services relating to Metcash Trading Limited are to be transferred from Computershare Investor Services Pty Ltd to:

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000

P O Box R67
Royal Exchange
Sydney NSW 1223

Telephone 02 9279 0677
Fax: 02 9279 0664
Contact: David Green

Email: registries@registriesltd.com.au
Web: www.registriesltd.com.au

Computershare Investor Services Pty Ltd will cease to be the registry provider at close of business on Friday 1st November 2002 and Registries Limited will be the registry provider commencing Monday 4th November 2002.

Yours faithfully

John Randall
Company Secretary


RECEIVED
2004 MAY 11 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



News: Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wesslink
Date of last notice	24th May 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10th October 2002
No. of securities held prior to change	1,100,000 MTTAI
Class	MTTAI (Options)
Number acquired	5,000 (MTT)
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,948.00
No. of securities held after change	1,100,000 MTTAI 5,000 MTT
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 - Change of director's interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

PRIN



News: Appendix 3B



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity	ABN
Metcash Trading Limited	61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$2.15
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Financing part of an investment in a Joint Venture with Suy Sing Commercial Corporation in the Philippines
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 October 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in	629,238,998	Ordinary (MTT)

	clause 2 if applicable)		

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,332,470	Options (MTTAI)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Will rank equally with existing ordinary shares	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(*tick one*)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities,	

	end of restriction period (if issued upon conversion of another security, clearly identify that other security)		
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

· The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

· There is no reason why those +securities should not be granted +quotation.

· An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

· Section 724 or section 1016E of the Corporations

Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

· We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

· If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:

(~~Director~~/Company secretary)

Print name: JOHN RANDALL........



Investo
News
ASX
ASX
Pres
Annu
AGM
Ch
CE
Q&
Inves
Co
Tr
Fin
Mailin

News: 4th October 2002

MEDIA RELEASE

For immediate release

METCASH TRADING LIMITED RAISES $38.7 MILLION THROUGH INSTITUTIONAL PLACEMENT

METCASH TRADING LIMITED is pleased to announce that the company has raised $38.7 million through a placement of 18.0 million ordinary shares to institutional investors.

The final placement price of $2.15 per share was determined via a bookbuild, which was underwritten by JPMorgan and represents a 3.6% discount to the 5-day VWAP of $2.23 per share. The issue was oversubscribed, being well-supported by both existing institutional shareholders and new institutional investors.

The proceeds of the issue will be used to finance part of Metcash Trading's proposed investment in a Joint Venture with Suy Sing Commercial Corporation, the Philippines' leading food distributor and wholesaler, and will support its strategy of developing a fourth pillar to its business.

The new issue will participate in the upcoming interim Metcash Trading dividend, which will be announced later this year.

Chief Executive of Metcash Trading, Mr Andrew Reitzer, said: "We are very pleased by the level of support the placement has received from existing and new shareholders on the Metcash Trading register. We are committed to delivering on our Asian expansion strategy and the oversubscriptions in the bookbuild reflect the institutional support that Metcash Trading has in pursuing this goal."

Metcash Trading Limited posted a record $57.7 million profit for the year 30th April 2002, up 76.5% on the prior year. Metcash is a national grocery and liquor wholesale distributor and marketer and operates three main businesses - Australian Liquor Marketers, IGA Distribution and Campbells Cash and Carry.

Metcash Trading Limited announced at the Annual General Meeting on 4 September that a strong first half profit is expected, with an upgrade earnings forecast of 35-40% profit after tax.

For further information, please contact:

Andrew Reitzer Tim Allerton

Metcash Trading Ltd City Public Relations

(02) 9741 3060 (02) 9281 7272 or 0412 715 707

PRIN



HOME ABOUT METCASH INVESTOR RELATIONS CONTACT US

News: 4 October 2002

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

VIA FACSIMILE 1300 300 021

No. of pages Incl. Cover Page:

Dear Sir/Madam

METCASH TRADING LIMITED (MTT) PLACEMENT

In accordance with Listing Rule 3.10.3, I attach as follows:

media release announcing a A$38.7 million capital raising through a placement of 18.0 million ordinary shares to institutional investors;

Appendix 3B - New Issue Announcement, application for quotation of additional securities and agreement in relation to the issue.

The new shares will be issued in reliance on the relief (from the resale restrictions in subsection 707(3) of the Corporations Act) provided in Class Order CO 02/272 (as amended by CO 02/334 and CO 02/716) ("Class Order"), subject to the terms of the Class Order, and in particular in reliance on Category 5 of Schedule C to that Class Order. Metcash Trading confirms that all information of the kind that would be required to be disclosed under section 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the new shares has been notified to ASX and will provide a Reliance Notice to ASIC in relation to the new shares within 5 business days after their issue.

Yours faithfully

John Randall
Company Secretary


RECEIVED
2004 MAY 11 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Investo
News
ASX
ASX
Pres
Annu
AGM
Ch
CE
Q&
Inves
Co
Tr
Fin
Mailin

PRIN


RECEIVED
2004 MAY 11 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Metcash
TRADING LIMITED AUSTRALASIA

2nd October 2002

Media Release

METCASH TRADING LTD ADDS FOURTH PILLAR WITH MAJOR OVERSEAS JOINT VENTURE.

The national grocery and liquor wholesale distributor and marketer, Metcash Trading Limited, announced today that agreement in principle had been reached to enter into a Joint Venture in the Philippines with that country's leading food distributor and wholesaler, Suy Sing Commercial Corporation.

The Philippines operation currently has four distribution centres across Manila's metropolitan area, posting annual turnover of approximately $A400 million.

The joint venture, subject to due diligence, documentation and approval by the relevant authorities, is expected to be effective in early 2003.

The investment of about $US40 million ($A73 million) for 65% of the Joint Venture is expected not to dilute Metcash's earnings in the first year, while being a profit contributor in the second and following years as the group adopts the successful business systems of Metcash.

Metcash's funding requirements will be met 50% from existing facilities and 50% from an envisaged private placing.

Chief Executive of Metcash Trading, Mr Andrew Reitzer, said "We are delivering on our promise of adding a fourth pillar to the Metcash business this year, in addition to our IGA Distribution, Campbells Cash & Carry and Australian Liquor Marketers.

"This joint venture demonstrates the renewed strength of the group, which continues to increase its share of the domestic grocery and liquor wholesaling markets", he concluded.

For Further Information Call:

Andrew Reitzer Tim Allerton
Metcash Trading Ltd City Public Relations
(02) 9741 3060 (02) 9281 7272



Investor Relations: Analyst Presentation

30 July 2002



- Click here to start
- Download presentation source

Table of Contents



Investo
News
- ASX
- ASX
- ASX
- ASX
- Pres
Annu
AGM
- Ch
- CE
- Q&
Inves
- Sh
- Fin
Mailin

PRIN

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity	ABN
Metcash Trading Limited	61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	676,560
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES
4	Do the +securities rank equally in all respects from the date of allotment with an	YES

	existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	$0.44
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24th July 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	611,159,798	ORDINARY (MTT)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,411,670	OPTIONS (MTTAI)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	WILL RANK EQUALLY WITH EXISTING ORDINARY SHARES	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with.	

	Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(tick one)

(a) ☒ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of	

	quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment		
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)		
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25th July 2002

(~~Director~~/Company secretary)

Print name: JOHN RANDALL........

== == == == ==

Rule 3.19A.2

Appendix 3Y

RECEIVED
2004 MAY 11 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jaoa Louis Sardinha Jardim
Date of last notice	24th May 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18th July 2002
No. of securities held prior to change	1,100,000 MTTAI
Class	MTTAI (Options)
Number acquired	60,000 (MTT)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26,400
No. of securities held after change	1,040,000 MTTAI 60,000 MTT

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Rudolf Jablonski
Date of last notice	9th January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3rd July 2002
No. of securities held prior to change	1,850,000
Class	MTTAI (Options)
Number acquired	600,000 MTT
Number disposed	600,000 MTTAI
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$264,000
No. of securities held after change	600,000 MTT 1,250,000 MTTAI

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options Exercised

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edwin Jankelowitz
Date of last notice	9th January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3rd July 2002
No. of securities held prior to change	1,850,000 (MTTAI) 20,000 (MTT)
Class	MTTAI (Options)
Number acquired	600,000 MTT
Number disposed	600,000 MTTAI
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$264,000
No. of securities held after change	620,000 MTT

	1,250,000 MTTAI
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options Exercised

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Reitzer
Date of last notice	9th January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3rd July 2002
No. of securities held prior to change	3,700,000
Class	MTTAI (Options)
Number acquired	1,200,000 MTT
Number disposed	1,200,000 MTTAI
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$528,000
No. of securities held after change	1,200,000 MTT 2,500,000 MTTAI

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options Exercised

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity	ABN
Metcash Trading Limited	61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,496,700 ***Names of exercising employees to CDS***
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which	YES

	they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	$0.44
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3rd July 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	610,483,238	ORDINARY (MTT)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,088,230	OPTIONS (MTTAI)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	WILL RANK EQUALLY WITH EXISTING ORDINAR SHARES	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(tick one)

(a) ☒ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought		
39	Class of +securities for which quotation is sought		
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment		
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)		
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5th July 2002

(~~Director~~/Company secretary)

Print name: JOHN RANDALL........

== == == == ==


Metcash
TRADING LIMITED AUSTRALASIA

Media Release

22 May 2002

METCASH TRADING LTD POSTS ANOTHER STRONG PERFORMANCE

The national grocery and liquor wholesale distributor and marketer, Metcash Trading Limited, has generated another strong performance with Profit after Tax for the 12 months to April 30, 2002 rising 76.5 per cent from $32.7 million to $57.7 million.

Profit Before Tax rose 35.6 per cent to $89.2 million, while earnings per share rose from 3.93 cents to 8.89 cents.

The stronger performance that yielded $136 million in cash generated from operations allowed the group to repay $60 million in borrowings during the period

Directors have announced a final dividend for the year of 3.0 cents a share, fully franked at 30 per cent and payable on 12th July 2002. The record date for the dividend is 28th June 2002.

Chief Executive Officer of Metcash Trading, Mr Andrew Reitzer, said "The result demonstrates the strength of the group with a 14 per cent rise in sales for continuing businesses, underpinned by our grocery and liquor wholesaling businesses.

"The strategies we put in place four years ago are now bearing fruit, with IGA Distribution posting a 22.3 per cent rise in sales and further growth is expected as the full impact of the addition of the former Franklin's stores takes effect", he added.

IGA Distribution's sales will also benefit by a further $180 million from the recent addition of the Foodworks supermarket chain, creating a second sales channel for IGA Distribution.

During the current year the IGA brand will continue to build through promotions and the addition of 30,000 squares metres of retail space planned by the 1,200 IGA retailers across Australia this year.

According to AC Nielsen, IGA stores increased their share of the Australian supermarket sales by 2.2 per cent to 13.4 per cent.

The strong growth is also reflected in Campbells Cash & Carry's sales for the year, which rose 7.4 per cent. However the division's Earnings Before Interest and Tax were lower than the previous year due to costs associated with the establishment of a new strategy relating to confectionery sales.

Australian Liquor Marketers' revenue grew by 5.5%, a solid performance. ALM strategies and customer focus will continue to produce growth in spite of recent chain acquisitions. During the 2003 financial year further Australian "direct" sales will be channeled into the wholesale distribution sector.

Mr Reitzer said, "We are in a strong position to further boost our sales and profit in the coming financial year, both through organic growth and the full year impact of the stores disposed by Franklins and purchased by independents ".

Having regard to the foregoing and in particular, the many positive factors favouring the company, subject to unforeseen circumstance, the Board anticipates that profit after tax for the ensuing six month period will increase by not less than 20% over that of the corresponding prior period.

For Further Information Call:

Andrew Reitzer	**Tim Allerton**
Metcash Trading Ltd	City Public Relations
(02) 9741 3060	(02) 9281 7272 or (0412) 715 707

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001, 11/3/2002.

Name of entity	ABN
Metcash Trading Limited	61 000 031 569

Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
	X	30 April 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1) $A'000

Revenues from ordinary activities *(item 1.1)*	up/down	5.13%	
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up/down	47.6%	
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up/down	76.4%	
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	Gain (loss) of	-	
Net profit (loss) for the period attributable to members *(item 1.11)*	up/down	76.4%	

Dividends (distributions)	Amount per security	Franked amount per secu
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	3.0¢	
Previous corresponding period *(Preliminary final report – item 15.5; half yearly report - item 15.7)*	1.5¢	

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	28 June 2002	

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	6,176,751	5,875,229
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(6,078,250)	(5,803,493)
1.3	Borrowing costs	(9,689)	(15,051)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	**414**	**358**
1.5	**Profit (loss) from ordinary activities before tax**	**89,226**	**57,043**
1.6	Income tax on ordinary activities *(see note 4)*	31,516	24,338
1.7	**Profit (loss) from ordinary activities after tax**	**57,710**	**32,705**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**57,710**	**32,705**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**57,710**	**32,705**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(220,903)	(232,673)
1.13	Net profit (loss) attributable to members (*item 1.11*)	57,710	32,705
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	(20,249)	(20,935)
1.17	**Retained profits (accumulated losses) at end of financial period**	**(183,442)**	**(220,903)**

Profit restated to exclude Amortisation of goodwill		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	76,276	51,676
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	76,276	51,676

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	57,710	32,705
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**57,710**	**32,705**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenues		
	Sales of goods		5,378,293

	Other operating revenue	5,769,379	417,031
		367,228	79,905
	Other non operating revenue	40,144	
	Expenses		
	Cost of Sales		5,224,527
	Warehouse & Distribution	5,620,577	247,890
		222,821	225,600
	Selling, general & administration	176,142	105,476
	Other non operating expenses	58,710	
	** The above figures include Depreciation & amortisation of intangibles) and prior year specific items – see item 12.5 & 12.6 for details*		

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	18,566	-	-	18,566
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	18,566	-	-	18,566
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary**		-	-	-

	items	-			

Comparison of half year profits (*Preliminary final report only*)		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	26,583	3,932
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	31,127	28,773

Consolidated balance sheet		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A
	Current assets			
4.1	Cash	83,456	17,567	
4.2	Receivables	501,393	557,542	
4.3	Investments	-	-	
4.4	Inventories	281,494	292,501	
4.5	Other (provide details if material)	6,039	9,657	
4.6	**Total current assets**	**872,382**	**877,267**	

	Non-current assets			
4.7	Receivables	8,133	11,169	
4.8	Investments (equity accounted)	881	840	
4.9	Other investments	181	181	
4.10	Inventories	-	-	
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	
4.12	Development properties (+mining entities)	-	-	
4.13	Other property, plant and equipment (net)	104,518	113,659	
4.14	Intangibles (net)	248,510	265,040	
4.15	Other (provide details if material) FITB Deferred Costs	11,943 371	42,922 652	
4.16	**Total non-current assets**	**374,537**	**434,463**	
4.17	**Total assets**	**1,246,919**	**1,311,730**	
	Current liabilities			
4.18	Payables	682,553	656,123	
4.19	Interest bearing liabilities	34,314	6,036	
4.20	Provisions	29,492	51,247	
4.21	Other (provide details if material)	-	-	
4.22	**Total current liabilities**	**746,359**	**713,406**	
	Non-current liabilities			
4.23	Payables	-	-	
4.24	Interest bearing liabilities	140,289	226,499	
4.25	Provisions	16,637	17,821	
4.26	Other (provide details if material)	-	-	
4.27	**Total non-current liabilities**	**156,926**	**244,320**	

4.28	**Total liabilities**	**903,285**	**957,726**	
4.29	**Net assets**	**343,634**	**354,004**	

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	514,404	562,357	
4.31	Reserves	12,672	12,550	
4.32	Retained profits (accumulated losses)	(183,442)	(220,903)	(2
4.33	**Equity attributable to members of the parent entity**	**343,634**	**354,004**	
4.34	Outside +equity interests in controlled entities	-	-	
4.35	**Total equity**	**343,634**	**354,004**	
4.36	Preference capital included as part of 4.33	**-**	**156,704**	

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		

5.6	**Closing balance as shown in the consolidated balance sheet** (*item 4.11*)	NIL	NIL

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding Period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	NIL	NIL

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	6,626,135	6,103,980
7.2	Payments to suppliers and employees	(6,396,053)	(5,966,637)
7.3	Dividends received from associates	261	434
7.4	Other dividends received	-	1
7.5	Interest and other items of similar nature received	977	1,066
7.6	Interest and other costs of finance paid	(12,099)	(17,659)
7.7	Income taxes paid	(892)	(850)
7.8	Other (provide details if material)		

	Impact of abolition of Wholesale Sales Tax Goods and Services Tax Paid	- (82,305)	(55,966) (61,619)
7.9	**Net operating cash flows**	**136,024**	**2,750**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(5,783)	(8,240)
7.11	Proceeds from sale of property, plant and equipment	17,466	5,853
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	756
7.14	Loans to other entities	(20,759)	(122)
7.15	Loans repaid by other entities	8,162	108
7.16	Other (provide details if material) Proceeds on sale of retail stores Payment on acquisition of subsidiaries/business Proceeds on sale of Foodservice Business Other	4,356 (2,072) 69,000 -	17,072 (7,302) - (3,000)
7.17	**Net investing cash flows**	**70,370**	**5,125**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	6,895	529
7.19	Proceeds from borrowings	72,000	32,500
7.20	Repayment of borrowings	(132,000)	(47,500)
7.21	Dividends paid	(27,525)	(16,079)
7.22	Other (provide details if material) Share issue costs Repayments of Finance Lease Principal	- (9,565) (54,847)	(15) (13,945) -

	Buy back of Preference shares Proceeds in advance of share issue	4,415	-
7.23	**Net financing cash flows**	**(140,627)**	**(44,510)**

Consolidated statement of cash flows (cont)

7.24	**Net increase (decrease) in cash held**	**65,767**	**(36,635)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	17,567	54,428
7.26	Exchange rate adjustments to item 7.25.	122	(226)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	83,456	17,567

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

The economic entity has acquired property, plant & equipment by means of finance lease to the value of $11,633,000 (2001 $4,277,000). These additions are not reflected in the statement of cash flows

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous Corresponding period - $A'000
8.1	Cash on hand and at bank	83,456	17,567
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**83,456**	**17,567**

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	1.44%	0.97%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	16.79%	9.24%

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	8.89¢	3.93¢
	(b) Diluted EPS (if materially different from (a))	Not Materially Different	2.70¢
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	531,914,131	484,302,348

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	15.74 ¢	(12.5) ¢

Details of specific receipts/outlays, revenues/ expenses

	Current period	Previous corresponding period - $A'000

		$A'000	
12.1	Interest revenue included in determining item 1.5	977	1,066
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	1,433	1,535
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	21,085	20,671
12.6	Other specific relevant items not shown in item 1.24*(see note 15)*		
	Exit from retail segment	-	17,290
	GST implementation costs	-	1,571
	Reorganisation expenses	-	3,286
	Disposal of John Lewis Foodservice Business	-	(15,636)

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Refer Appendix A

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)

Comparative data for segment assets should be as at the end of the previous corresponding period.

Unallocated assets)

Total assets (*equal to item 4.17*))

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	12 July 2002
15.2	+Record date to determine entitlements to the dividend	28 June

	(distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by the SCH Business Rules if +securities are +CHESS approved)	2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	3.0¢	3.0 ¢	- ¢
15.5	Previous year	1.5¢	1.5 ¢	- ¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	2.0¢	2.0 ¢	- ¢
15.7	Previous year	-¢	-¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	5.0¢	1.5¢
15.9	Preference +securities	8.43¢	9.0¢

Half yearly report - interim dividend (distribution) on all securities *or*

Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period - $A'000

15.10	+Ordinary securities	18,126	7,276
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**18,126**	**7,276**

The +dividend or distribution plans shown below are in operation.	
None	
The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A
Any other disclosures in relation to dividends (distributions)	
None	

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	871	716
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	871	716
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	871	716
16.6	Outside +equity interests	(457)	(358)
16.7	**Net profit (loss) attributable to members**	414	358

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
Produce Traders Trust	40%	50%	414	358
17.2 Total			414	358
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	A s (
18.1	**Preference +securities** *(description)*	Nil	Nil		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	151,761,855	151,761,855		
18.3	**+Ordinary**	604,199,148	604,199,148		

	securities			
18.4	Changes during current period a. Increases through issues Conversion of Pref Shares (b) Decreases through returns of capital, buybacks	3,000,000 3,000,000 1,350,430 111,761,855	3,000,000 3,000,000 1,350,430 111,761,855	$0.90 $1.20 $0.44 N/A
18.5	**+Convertible debt securities** *(description and conversion factor)*			
18.6	Changes during current period a. Increases through issues b. Decreases through securities matured, converted			

18.7	**Options** *(description and conversion factor)*		*Exercise price*	*Ex D (if*
		14,615,500	**$0.44**	26/
		1,450,000	**$0.54**	1/1
		4,706,000	**$0.431**	11/

		223,000	**$0.431**	25/
		40,000	**$0.431**	15/
		3,000,000	**$0.90**	31/
		3,000,000	**$1.20**	31/
18.8	Issued during current period	12,397,150	$1.538	25
		3,400,000	$1.656	14
18.9	Exercised during current period		$0.90	31/
		3,000,000	$1.20	31/
		3,000,000	$0.44	26/
		1,350,160		
18.10	Expired during current period			
18.11	**Debentures** *(totals only)*			
18.12	**Unsecured notes** *(totals only)*			

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

None

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year
$124,155,895 Franking Credits available for use on the payment of dividends
Changes in accounting policies since the last annual report are disclosed as follows. *(Disclose changes in the half yearly report in accordance with AASB 1029: Half Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies Disclosure.)*
As per AASB 1041 "Revaluation of Non Current Assets" Management have adopted the cost basis and under the transitional provisions, have deemed previously revalued amounts of Land & Buildings and Plant & Equipment to represent the cost of the asset.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:	
Place	Westin Hotel Sydney

Date	4 September, 2002
Time	2pm
Approximate date the +annual report will be available	17th July

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	None

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐ The +accounts have been audited.

☐ The +accounts have been subject to review.

✓ The +accounts are in the process of being audited or subject to review.

☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....

(Director/Company Secretary)

Print name: ....

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

Segment Information Appendix A

	Food Distribution	Food Services	
	30 Apr 2002	30 Apr 2002	30 Apr 2002
Sales to customers	3,938,901	315,479	
Inter-segment sales	374,937	3,028	
Unallocated Revenue	-	-	
Total Revenue	4,313,838	2,035,979	
Segment Results	88,225	28,858	
Unallocated Expenses *			
Operating profit before tax			
Segment Assets	-	72,721	
Unallocated Assets			
Total Assets			1

- Unallocated expenses include Interest, Amortisation, Exit from retail segment, GST implementation costs, re organisation expenses and net corporate

overheads which are not attributable to a particular segment.

- Unallocated Assets include Corporate assets

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

RECEIVED
2004 MAY 11 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity	ABN
Metcash Trading Limited	61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,435,300
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they	YES

	participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	$1.48
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to eligible customers of Customer Share Incentive Scheme, Tranche B and Customers Outside the Ambit of the Customer Share Incentive Scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7th May 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	607,634,678	ORDINARY (MTT)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,539,640	OPTIONS (MTTAI)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	WILL RANK EQUALLY WITH EXISTING ORDINARY SHARES	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(tick one)

(a) [X] Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought		
39	Class of +securities for which quotation is sought		
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment		
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)		
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8TH MAY 2002

(~~Director~~/Company secretary)

Print name: JOHN RANDALL........

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or ocuments not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity	ABN
Metcash Trading Limited	61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	617,960
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next	YES

	dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment		
5	Issue price or consideration	$0.44	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11th April, 2002	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	604,199,078	ORDINARY (MTT)
		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,539,718	OPTIONS (MTTAI)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	WILL RANK EQUALLY WITH EXISTING ORDINARY SHARES	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(tick one)

(a) ☒ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought		
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment		
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)		
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17th April 2002

(~~Director~~/Company Secretary)

Print name: JOHN RANDALL........

== == == == ==


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: www.metcash.com

Media Release: 16th April 2002

Metcash Trading Limited Announces Major Expansion Of Its Distribution and Supply Operations

Mr. Andrew Reitzer, Chief Executive Officer of Metcash Trading Limited, today announced a significant expansion of its distribution operations, signing a supply agreement with the fast growing FoodWorks Supermarket Group.

The 10-year agreement, with Foodworks having the right of review after 5 years, is expected to contribute $180 million in revenue to Metcash Trading's IGA Distribution and ALM business divisions in the first year, with supplies including groceries; liquor and general merchandise products to commence on September 1, 2002.

The largest of Metcash Trading's four operating divisions, IGA Distribution, will create two parallel independent retailer systems:

1. IGA (the Independent Grocers of Australia) - the Metcash owned brand with an integrated warehouse distribution and retail marketing system supplying about 1,100 IGA stores across Australia;

2. Foodworks, a retailer owned and marketed brand, initially covering more than 90 stores in Victoria and Southern NSW with turnover of more than $450 million a year, to be supplied by IGA Distribution.

The winning of the contract is an important component in Metcash's strategy to be the champion of the Independent Retailers across Australia.

Mr Reitzer said, "This is a significant win for us and will also derive major benefits for Foodworks' retailers. With the two supply streams under one warehouse distribution system, we will both gain additional economies of scale, especially through the implementation of new technology, which will cater for the growth of the two supermarket chains".

He added, "Foodworks retailers will gain state of the art technology and distribution support necessary to grow nationally, while Metcash will extract further volume-based productivity gains from its distribution systems. As a consequence of the addition of a parallel system for independent retailers, 'unbannered' IGA Distribution customers are provided with an opportunity to join a retail banner,".

Foodworks' Chief Executive Officer, Mr Peter Noble, said, "Our agreement with Metcash is a long-term tenure that provides Foodworks with superior business functionality to that presently on offer from AIW".

IGA Distribution continues to experience stronger sales and market share on the back of the acquisition by independent owners of Franklins' stores and continuing resilience in food and liquor sales nationally.

Mr Reitzer concluded, "IGA Distribution is now firmly established in the minds of customers and suppliers as one of the three major players in the grocery retail market and the Foodworks contract continues to build our presence as a very significant, independent force in the market".

For Further Information:

Andrew Reitzer	Tim Allerton
Metcash Trading Ltd	City Public Relations
(02) 9741 3060	(02) 9281 7272
	0412 715 707


Metcash
TRADING LIMITED AUSTRALASIA

15th April 2002

Ms Amy Mahony
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

VIA FACSIMILE (02) 9241 7620

No. of pages Incl. Cover Page: 1

Dear Ms Mahony

Re: Trading Halt

Metcash Trading Limited requests a halt on trading on its ordinary shares (MTT) until 11.00 am, Tuesday 16th April 2002.

Metcash is currently involved in confidential negotiations of a price sensitive nature, which are expected to be completed on the morning of Tuesday 16th April.

A trading halt is requested in case details of the arrangements become public knowledge before completion of the agreement and Metcash Trading Limited's consequent announcement to the ASX.

The company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

John Randall
Company Secretary

4 April 2002

Dear Valued Customer

We recently forwarded to you an offer to acquire ordinary shares in Metcash Trading Limited at $1.48 per share, a 10% discount on the weighted average price the shares traded for during January this year.

As stated in the prospectus, the closing date of the offer is 5.00pm, 10 April 2002.

We appreciate that our share offer timetable runs over the key Easter trading period, and you will have been focused on your customers and operations over this time.

Accordingly, to ensure you are able to take advantage of the opportunity to acquire Metcash shares at this price, the Board have decided to extend the closing date of the offer until 5:00pm Friday 26 April 2002.

We hope that you will accept this offer which has been provided to reward our customers for their past loyalty and provide an incentive to strengthen our relationships.

Yours sincerely

Andrew Reitzer
Chief Executive Officer

4 April 2002

Dear Valued Customer

We recently forwarded to you an offer to acquire ordinary shares in Metcash Trading Limited at $1.48 per share, a 10% discount on the weighted average price the shares traded for during January this year.

As stated in the prospectus, the closing date of the offer is 5.00pm, 10 April 2002.

We appreciate that our share offer timetable runs over the key Easter trading period, and you will have been focused on your customers and operations over this time.

Accordingly, to ensure you are able to take advantage of the opportunity to acquire Metcash shares at this price, the Board have decided to extend the closing date of the offer until 5:00pm Friday 26 April 2002.

We hope that you will accept this offer which has been provided to reward our customers for their past loyalty and provide an incentive to strengthen our relationships.

Yours sincerely

Andrew Reitzer
Chief Executive Officer

14 March 2002

RECEIVED

2004 MAY 11 A 9:34

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ms Amy Mahony
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

VIA FACSIMILE 1300 300 021

No. of pages Incl. Cover Page:

Dear Amy

Re: Customer Share Incentive Scheme

I have attached a copy of each Prospectus mailed to eligible customers of the above scheme yesterday.

Yours faithfully

John Randall

Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

12th March 2002

Company Announcements Officer
Australian Stock Exchange Limited
Level 10

20 Bridge Street
Sydney NSW 2000

VIA FACSIMILE 1300 300 021

No. of pages Incl. Cover Page:

Dear Sir/Madam

Re: Employee Options (MTTAI)

Please be advised that Metcash Trading Limited have cancelled 2,544,400 Employee Options (ASX Code MTTAI). The number of Employee Options remaining is 20,890,000.

Yours faithfully

John Randall
Company Secretary

Rule 3.8A

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity	ABN
METCASH TRADING LIMITED	**61 000 031 569**

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Tranche B Prospectus Ordinary 2. Additional Customer Prospectus Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. Tranche B Prospectus 1,357,000 (Maximum number) 2. Additional Customer Prospectus 9,590,000 (Maximum number)
3	Principal terms of the +securities (eg, if	1. Tranche B Prospectus

	options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Voluntary escrow condition applies to 1,357,000 ordinary shares and expires on date one year after issue 2. Additional Customer Prospectus Voluntary escrow condition applies to 9,590,000 ordinary shares and expires on date one year after issue
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Tranche B Prospectus YES 2. Additional Customer Prospectus YES
5	Issue price or consideration	1. Tranche B Prospectus $1.48 2. Additional Customer Prospectus $1.48
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Tranche B Prospectus To reward valued customers for the loya they have displayed towards the company to further strengthen the compan relationship with them in accordance with Customer Share Incentive Scheme 2. Additional Customer Prospectus To reward valued customers for the loya they have displayed towards the company to further strengthen the compan relationship with them

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	613,795,718 (Maximum number)	ORDINARY
		Number	+Clas
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,434,500	OPTIONS (MTTA
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters)	N/A

	be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought		
39	Class of +securities for which quotation is sought		
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment		
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)		
		Number	+Clas
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:20th February 2002

(~~Director~~/Company Secretary)

Print name: John Randall

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity	ACN, ARBN or ARSN
METCASH TRADING LIMITED	000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES

5	Issue price or consideration	$1.20	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19th February 2002	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	602,848,718	ORDINARY (MTT)
		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,434,500	OPTIONS (MTTAI)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	WILL RANK EQUALLY WITH EXISTING ORDINARY SHARES	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(*tick one*)

(a) ☒ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 A distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:19th February 2002

(~~Director~~/Company Secretary)

Print name: ....JOHN RANDALL................

== == == == ==

MEDIA RELEASE

18 February 2002

METCASH AGAIN REWARDS CUSTOMER AND EMPLOYEE LOYALTY

Leading national grocery distributor and marketer, Metcash Trading Limited last week lodged two Prospectuses for its Customer Share Incentive Scheme with the Australian Securities and Investments Commission.

The Scheme is intended to reward Metcash's valued customers for their loyalty and to further strengthen the Company's relationship with them. It will be open to eligible customers of each Metcash business unit – IGA Distribution, Campbells Cash & Carry and Australian Liquor Marketers. Last week's lodgment follows the introduction of the Scheme in September 2000, when shares in Tranche A were offered to eligible customers.

"Over the past 12 months, Metcash has built on the solid foundations laid over the preceding three years and achieved outstanding results", Metcash Chief Executive Officer Andrew Reitzer said.

"We realise that our customers have played a key role in this. We are gratified that so many of our customers share our confidence in the performance and prospects of Metcash and we are keen to reward their loyalty. This Scheme demonstrates the depth of Metcash's commitment to its business partners by offering them an opportunity to acquire an ownership interest in our Company", he added.

The Tranche B Prospectus lodged last week invites eligible customers to apply for the issue of a second tranche of ordinary shares at a discount to market. A maximum of 1,357,000 ordinary shares may be issued under the Tranche B Prospectus at a price of $1.48 per share.

The invitation to apply will be made to those customers who meet certain eligibility criteria, including having applied for Tranche A shares in 2000 and having made purchases from Metcash or its business units in the year ended 30 April 2001 equivalent to or greater than for the same period in the previous year. Each eligible customer will be entitled to apply for three ordinary shares per $1,000 of purchases made during that year.

Also lodged last week was an Additional Customer Prospectus which invites certain customers to apply for the issue of ordinary shares ('Offer Shares') outside the ambit of the Scheme, but at the same discount to market. A maximum of 9,590,000 ordinary shares may be issued under this Prospectus.

These additional invitations will be issued to customers who are not eligible to apply for Tranche B shares but who meet certain criteria, including having made purchases of no less than $100,000 from Metcash or its business units in the year ended 30 April 2001. Each eligible customer will be entitled to apply for three ordinary shares per $1,000 of purchases made during that year.

It is intended that the Prospectuses for the Customer Share Incentive Scheme, together with an Application Form, will be dispatched to eligible customers on or about 13 March 2002.

Eligible customers who wish to participate in the Scheme must apply on an official

Application Form. They should read the entire Prospectus and consult their stockbroker, solicitor, accountant or financial advisor if in doubt about whether to take up the offer.

Metcash also announced that it had offered all its employees an additional opportunity to apply for share options under the Company's Employee Share Option, in recognition of their contribution to the Company's outstanding performance. It is envisaged that approximately 14,500,000 options will be issued at a price of $1.538 cents per share.

-ends-

For further information:

John Randall	**02 9741 3016**
Company Secretary	
Catherine Byrne	**02 9741 3367**
Group Manager, Corporate Affairs	**0407 923 635**

Metcash Trading Limited

Following our announcement of 29 January 2002, the Company has today lodged two prospectuses with the Australia Securities & Investments Commission (respectively designated the "Tranche B Prospectus" and the "Additional Customer Prospectus", together, the "Prospectuses").

The purpose of the issue is to reward the Company's valued customers for the loyalty they have displayed towards the Company and to further strengthen the Company's relationship with them.

Tranche B Prospectus

The Tranche B Prospectus invites eligible customers to apply for the issue of a second tranche of ordinary shares ("Tranche B Shares") at a discount to market in accordance with its Customer Share Incentive Scheme which was introduced in September 2000 (the "Scheme").

A maximum of 1,357,000 ordinary shares may be issued under the Tranche B Prospectus. The issue price of the Tranche B Shares will be 90% of the volume weighted average share price of each ordinary share during the period 1 January 2002 and 31 January 2002, being $1.48 per share. The invitation to apply for Tranche B Shares is made to those customers who meet certain eligibility criteria, as set out in the rules of the Scheme. These include that the customer must have applied for shares under the first stage of the Scheme ("Tranche A Shares") and remain the legal and beneficial owner of those Tranche A Shares, and the customer's level of purchases for the year ended 30 April 2001 must be greater than for the same period in the previous year. The number of ordinary shares for which each eligible customer is entitled to apply is 3 ordinary shares per $1,000 of purchases made during the year ended 30 April 2001.

The Tranche B Shares issued to customers will be subject to an escrow condition so that customers who apply for Tranche B Shares will not be entitled to dispose of the shares until after the first anniversary of the date the Tranche B Shares are issued. The Company's major shareholder, Soetensteeg 2-61 Exploitatiemaatschappij BV, entered into a Deed Poll on 4 September 2000 in terms of which it has granted customers who subscribe for Tranche B Shares the option to require Soetensteeg 2-61 Exploitatiemaatschappij BV to purchase or procure the purchase of all or part of those shares during the two month period commencing on the date which is one calendar year after the date on which the Tranche B Shares are issued at the volume weighted average share price of each ordinary share during the period 1 January 2002 to 31 January 2002, being $1.64. This constitutes a premium of approximately 11.1% to the subscription price for the Tranche B Shares.

Additional Customer Prospectus

The Additional Customer Prospectus invites certain customers to apply for the issue of ordinary shares ("Offer Shares") outside the ambit of the Scheme, but at the same discount to market.

A maximum of 9,590,000 ordinary shares may be issued under the Additional Customer Prospectus. The issue price of the Offer Shares will be 90% of the volume weighted average share price of each ordinary share during the period 1 January 2002 and 31 January 2002, being $1.48 per share.

These additional invitations will be issued to customers who are not eligible to apply for Tranche B Shares under the rules of the Scheme but who meet certain spending thresholds and other criteria. These include that the customer must not have applied for Tranche A Shares, and the customer's level of purchases for the year ended 30 April 2001 must have been no less than $100,000. The number of ordinary shares for which each eligible customer is entitled to apply is 3 ordinary shares per $1,000 of purchases made during the year ended 30 April 2001.

Offer Shares issued to customers will be subject to an escrow condition so that customers who apply

for Offer Shares will not be entitled to dispose of the shares until after the first anniversary of the date the Offer Shares are issued. However, unlike customers who subscribe for Tranche B Shares, customers who subscribe for Offer Shares will not receive the benefit of the option granted by Soetensteeg 2-61 Exploitatiemaatschappij BV under the Deed Poll entered into by it on 4 September 2000.

The Company will not seek shareholder approval for the issue of shares under either Prospectus. It is intended that the Prospectuses together with an application form will be dispatched to eligible customers on or about 13 March 2002. Any customer who wishes to acquire the securities will need to complete the application form that will be in or will accompany the Prospectus.

15 February 2002

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

VIA FACSIMILE 1300 300 021

No. of pages Incl. Cover Page: 3

Dear Sir/Madam

Re: "Lodgement of Prospectuses, Customer Share Incentive Scheme"

Attached is a notice advising of the lodgement today of two prospectuses with the Australian Securities & Investment Commission respectively designated the 'Tranche B Prospectus' and the 'Additional Customer Propectus'.

The purpose of the issue is to reward the company's valued customers for the loyalty they have displayed towards the company and further strengthen the company's relationship with them.

The company also advises that it has issued invitations to employees to participate in a further issue of options under the 'Employee Option Plan'. It is expected that 14,500,000 options will be issued at a price of $1.538 per share.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

30 January 2002

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

VIA FACSIMILE 1300 300 021

No. of pages Incl. Cover Page:

Dear Sir/Madam

Re: Analyst Presentation

Attached is a copy of Powerpoint presentation to be made to a group of visiting overseas Equity Analysts this morning. The presentation will also be available this morning on our website www.metcash.com.

The presentation includes information on sales for the third quarter ending January 2002 for the three Metcash business pillars, showing the following increases on the same quarter in the previous year.

- IGA Distribution 39% increase
- Campbells Cash & Carry 9% increase
- Australian Liquor Marketers 6% increase

It is excepted that, should sales continue to increase at this level and market and economic conditions remain as they are, then the profit before tax for continuing business for the year ending 30th April 2002, should reflect an increase of between 45% and 55% on the $58.7 million profit before tax of

those business in the prior year.

Yours faithfully

John Randall
Company Secretary

Presentation to South African Analysts

1/30/02

Click here to start

Table of Contents

Author: Marion Warren

Email: joanne.scott@metcash.com

Download presentation source

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bernard John Hale
Date of appointment	8th November 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director (Alternate)	Brian Joseph
Date of appointment	18th January 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carlos Soares dos Santos
Date of appointment	4th May 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Albert Edward Harris
Date of appointment	28th March 1994

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Harvick Pty Ltd	50,000 MTT Ordinary
Glowvane Pty Ltd atf A E Harris Trust	90,000 MTT Ordinary
Albert Edward Harris (Super Fund A/c)	200,000 MTT Ordinary

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

fRule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edwin Jankelowitz
Date of appointment	22nd May 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
MTT 20,000 MTTAI (Options) 1,850,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Rudolf Jablonski
Date of appointment	4th May 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
MTT Nil MTTAI (Options) 1,850,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Leslie Barnes
Date of appointment	12th November 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Barnes Family Trust	125,000 MTT Ordinary

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director (Alternate)	Ronald Derek Taurog
Date of appointment	18th January 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Longes
Date of appointment	4th January 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Gemnet Pty Ltd (Company under the control of Mr Longes)	100,000 MTT Ordinary

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Vivian Dudley Rubin
Date of appointment	4th May 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Reitzer
Date of appointment	4th May 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
MTTAI (Options) 3,700,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

MEDIA RELEASE

11 January 2002

Metcash buys South Australian Liquor Distribution Business

Metcash Trading Limited (Metcash) today announced the acquisition of Kent Town Beverages by Metcash business unit Australian Liquor Marketers (ALM).

Kent Town Beverages, which was previously part of the privately owned Macmont Hospitality Supplies Company, has successfully conducted business in Adelaide for the past four years.

The acquisition of Kent Town Beverages means that ALM is now South Australia's leading on-premise liquor wholesaler. In recognition of this, ALM has opened a branch of 'Harbottle On-Premise' in Adelaide. Harbottle On-Premise is ALM's specialist on-premise distribution business which services restaurants, nightclubs and international hotels. It provides both customers and suppliers with an outstanding level of service. Customers of Harbottle On-Premise in South Australia, including those previously serviced by Kent Town Beverages, will be supplied from ALM's existing distribution facility at Kidman Park.

"The acquisition of Kent Town Beverages is an important part of ALM's business strategy, part of which is to become Australia's leading on-premise liquor supplier", ALM's Chief Executive Officer Mike Wesslink said today.

"The opening of the Harbottle branch in Adelaide means that ALM now operates a specialist on-premise distributor with an unrivalled network across Australia", he added.

A number of Kent Town Beverages employees have been offered positions by ALM as part of the purchase arrangement.

"We recognise that the liquor distribution business is all about customer service. The Kent Town Beverages people have proven skills and professionalism which will be an asset to ALM in its efforts to boost growth in this important market", Mr Wesslink said.

Background

ALM is Australia's largest broad-range liquor wholesaler, with a total of sixteen distribution locations serving large and small customers in both on and off-premise liquor outlets. Through its wholly owned subsidiary, Tasman Liquor Company, ALM is also the largest broad-range liquor wholesaler in New Zealand.

Metcash Trading Limited is a leading marketing and distribution company operating in the food and other fast moving consumer goods categories. It operates three business units – Australian Liquor Marketers, IGA Distribution and Campbells Cash & Carry.

-ends-

For further information

EDWIN JANKELOWITZ
Finance Director
Metcash Trading Limited
Tel: (02) 9741 3060

CATHERINE BYRNE
Group Manager, Corporate Affairs
Metcash Trading Limited
Tel: (02) 9741 3367
Mob: 0407 923 635


Metcash
TRADING LIMITED AUSTRALASIA

2nd January 2002

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

VIA FACSIMILE 1300 300 021

No. of pages Incl. Cover Page:

Dear Sir/Madam

Re: Customer Share Incentive Scheme

Further to a letter which was sent to holders of Metcash Trading Limited Tranche A "Customer Share Incentive Scheme" shares in December advising that the shares were to be released from escrow on 1 January 2002, I confirm that those shares have now been released from escrow.

Yours faithfully

John Randall
Company Secretary